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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             LANIER WORLDWIDE, INC.
                           (Name of Subject Company)

                             LANIER WORLDWIDE, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
      (Including Associated Participating Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   51589L10-5
                     (CUSIP Number of Class of Securities)
                                J. MICHAEL KELLY
                                GENERAL COUNSEL
                             LANIER WORLDWIDE, INC.
                           2300 PARKLAKE DRIVE, N.E.
                             ATLANTA, GEORGIA 30345
                                 (770) 496-9500
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                   on Behalf of the Person Filing Statement)

                            ------------------------

                                    Copy to:
                              RUSSELL B. RICHARDS
                                KING & SPALDING
                              191 PEACHTREE STREET
                          ATLANTA, GEORGIA 30303-1763
                                 (404) 572-4600

/ / CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

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ITEM 1. SUBJECT COMPANY INFORMATION

    The name of the subject company is Lanier Worldwide, Inc., a Delaware corporation (together with its subsidiaries, the "Company"), and the address of the Company's principal executive offices is 2300 Parklake Drive, N.E., Atlanta, Georgia 30345. The telephone number of the Company at its principal executive offices is (770) 496-9500.

    The title of the equity securities to which this Statement relates is the Common Stock, par value $0.01 per share, of the Company (the "Shares"). Unless the context indicates otherwise, all references to Shares shall include the associated rights issued pursuant to the Stockholder Protection Rights Agreement, dated as of November 5, 1999, as amended, between the Company and Mellon Investor Services, L.L.C., formerly ChaseMellon Shareholder Services, L.L.C., as Rights Agent. As of November 20, 2000, 84,768,152 Shares were issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

    The name, business address and telephone number of the Company, the person filing this statement, are set forth in Item 1 above, which information is incorporated herein by reference.

    This statement relates to a tender offer (the "Offer") disclosed in the Tender Offer Statement on Schedule TO (the "Schedule TO"), dated December 8, 2000, of LW Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect, wholly-owned subsidiary of Ricoh Company, Ltd., a Japanese corporation ("Parent"), to purchase any and all issued and outstanding Shares at a price of $3.00 per Share, net to the selling stockholder in cash without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in that certain Offer to Purchase dated as of December 8, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"). The Offer to Purchase indicates that the principal executive offices of Purchaser are located at 5 Dedrick Place, West Caldwell, New Jersey 07006 and the principal executive offices of Parent are located at 15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 29, 2000, among Purchaser, Parent and the Company (the "Merger Agreement"), which provides, among other things, for the making of the Offer by Purchaser and, subject to the conditions and upon the terms of the Merger Agreement, for the subsequent merger of Purchaser with and into the Company (the "Merger"), pursuant to which the separate corporate existence of Purchaser shall cease and the Company shall continue as the "Surviving Corporation" and an indirect, wholly-owned subsidiary of Parent.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

    CONFLICTS OF INTEREST. Except as described or referred to below, there exists on the date hereof no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates or (ii) Parent, Purchaser or their executive officers, directors or affiliates.

    Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors, executive officers and affiliates are described in the Company's Information Statement attached hereto as ANNEX A in the sections entitled "Certain Transactions," "Directors of the Company--Compensation of Directors," "Executive Compensation," "Executive Compensation--Non-Competition and Employment Agreements," "Executive Compensation--Executive Severance Agreements," "Executive Compensation--Executive Employment Agreements," and "Report on Executive Compensation." The Information Statement is attached hereto as ANNEX A and is incorporated herein by reference. Certain of these contracts, agreements, arrangements and understandings will be affected by the Merger, as described below.

    In connection with the transactions contemplated by the Merger, the following agreements were entered into: the Merger Agreement, the Confidentiality Agreement, Executive Employment Agreements, the Agreements with Harris Corporation, and the Voting and Tender Agreement. All of such agreements are discussed in detail below. Except as expressly provided herein, all capitalized terms utilized but not defined herein shall have the meanings ascribed to them in the Merger Agreement.
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    THE MERGER AGREEMENT.  The summary of the material terms of the Merger
Agreement set forth in Section 11 of the Offer to Purchase is incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase and the summary of such terms contained in this document are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference.

    CONFIDENTIALITY AGREEMENT. The following summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, dated June 22, 2000 between the Company and Parent (the "Confidentiality Agreement"), a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

    Effective June 22, 2000, Parent and the Company entered into a Confidentiality Agreement, pursuant to which Parent agreed to keep confidential certain information received from the Company. The Confidentiality Agreement includes, among other provisions, a standstill period, whereby Parent may not effect or participate in the acquisition of any securities of the Company without the Company's prior consent until November 8, 2001, and mutual employee non-solicitation agreements by both Parent in favor of the Company and the Company in favor of Parent. The Confidentiality Agreement does not contain a provision providing for an exclusive negotiating period with Parent.

    TREATMENT OF STOCK OPTIONS AND STOCK AWARDS. The Merger Agreement provides that the Company's Stock Incentive Plan (effective as of October 21, 1999 and as amended and restated effective August 3, 2000) will be terminated immediately prior to the Effective Time of the Merger. As soon as practicable following the Effective Time of the Merger, the Company will pay (1) to each option holder in cash an amount equal to the number of Shares subject to each option, whether or not vested or exercisable, multiplied by the excess, if any, of $3.00 over the exercise price of each such option, and (2) to each holder of restricted stock and performance share awards (each, a "Stock Award") an amount equal to the product of $3.00 and the number of Shares subject to such Stock Award.

    EXECUTIVE EMPLOYMENT AGREEMENTS. In connection with the transactions contemplated by the Merger Agreement, on November 29, 2000, Wesley E. Cantrell, Chairman and Chief Executive Officer of the Company, and C. Lance Herrin, President and Chief Operating Officer of the Company, entered into executive employment agreements (each an "Executive Employment Agreement" and collectively, the "Executive Employment Agreements") with the Company which are contingent upon the consummation of the Merger and will become effective immediately thereafter. For purposes of this section only, capitalized terms utilized but not defined herein shall have the meanings ascribed to them in the Executive Employment Agreement with respect to each such officer. A copy of the Executive Employment Agreement of Wesley E. Cantrell is filed as Exhibit (e)(3) hereto and is incorporated herein by reference, and a copy of the Executive Employment Agreement of C. Lance Herrin is filed as Exhibit (e)(4) hereto and is incorporated herein by reference. The summary of the Executive Employment Agreements contained herein is qualified in its entirety by reference to the Executive Employment Agreements.

    Mr. Cantrell's agreement provides for a six-month term of employment commencing upon the Effective Time (as such term is defined in the Merger Agreement), and provides for a base salary of $1,000,000. Upon expiration of Mr. Cantrell's term of employment, he is entitled to receive a termination payment of $2.8 million and continued welfare benefits for a period of two years. In the event his employment is terminated by the Company without Cause or by Mr. Cantrell for Good Reason prior to the expiration of his employment term, Mr. Cantrell will be entitled to receive the base salary that would have been due for the remainder of the term had his employment not been terminated as well as the termination payment of $2.8 million. This agreement contains non-compete and non-solicitation provisions.

    Mr. Herrin's agreement provides for a two-year term of employment commencing upon the Effective Time (as such term is defined in the Merger Agreement), which automatically renews for successive one-year periods unless either party gives notice of its intention to discontinue employment and provides for a base salary of $425,000. In addition Mr. Herrin will be eligible to receive the

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following bonus payments: (i) an annual bonus of up to $350,000; (ii) a long term incentive bonus of up to $120,000 payable annually; and (iii) a retention bonus of $200,000 payable upon each of the first and second anniversaries of the Effective Time if Mr. Herrin is still employed with the Company at such times. Upon expiration of Mr. Herrin's term of employment, he is entitled to receive a termination payment of $1.7 million and continued welfare benefits for a period of two years. In the event Mr. Herrin's employment is terminated by the Company without Cause or by Mr. Herrin for Good Reason prior to the expiration of his employment term, Mr. Herrin will be entitled to receive the remaining unpaid retention bonuses that would have been due for the remainder of the term had his employment not been terminated as well as the termination payment of $1.7 million. This agreement contains non-compete and non-solicitation provisions.

    EMPLOYEE BENEFITS. The Merger Agreement provides that, subject to certain conditions, Parent will, for one year following the effective time of the Merger, either continue the existing benefit plans, excluding any equity-based plan or arrangement of the Company, or provide, or cause the Surviving Corporation or its subsidiaries to provide, benefits to employees of the Company or its subsidiaries that are no less favorable in the aggregate than the benefit plans and programs provided to similarly situated employees of Parent or its subsidiaries. In connection with the Merger, the Company amended its Employee Stock Purchase Plan (the "Purchase Plan"), effective November 29, 2000, such that the most recent six-month purchase period would terminate on November 29, 2000, the date of the Merger Agreement. A copy of this amendment is filed as Exhibit (e)(5) hereto and is incorporated herein by reference. In addition, the Company has amended the Purchase Plan to allow for the immediate transferability of Shares acquired thereunder. Also, in connection with the Merger, the Company amended its Save to Accumulate Retirement $ (STAR$) Plan (the "STAR$ Plan") to eliminate Company stock as an investment option for purchases not in progress before 4:00 p.m. on the date of the Merger Agreement. A copy of the amendment to the STAR$ Plan is attached hereto as Exhibit (e)(6) and is incorporated herein by reference.

    Additionally, the Key Contributor Incentive Plan of the Company (effective as of October 21, 1999 and as amended and restated effective August 3, 2000) and the Long-Term Incentive Plan for Key Employees of the Company (effective as of October 21, 1999 and as amended and restated effective August 3, 2000) shall be terminated immediately prior to the completion of the Offer.

    INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. The Merger Agreement provides that all rights to indemnification existing in favor of the present or former directors, officers and employees of the Company or any of its Subsidiaries (or any person who served at the Company's or any of its Subsidiaries' request as an officer, director or agent) (collectively, the "Indemnified Parties") as provided in the Company's certificate of incorporation or by-laws or the certificate or articles of incorporation, by-laws or similar organizational documents of any of the Subsidiaries of the Company, and the indemnification agreements with such persons as in effect on November 29, 2000, with respect to matters occurring prior to the Effective Time, will survive the Merger and will continue in full force without modification to the maximum extent allowed by applicable law. The Merger Agreement provides that the certificate of incorporation of the Surviving Corporation shall contain provisions with respect to indemnification and advancement of expenses to such Indemnified Parties identical to those set forth in the certificate of incorporation of the Company. The Merger Agreement provides that for at least six (6) years from and after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless to the fullest extent permitted by applicable law the present and former officers and directors of the Company and its subsidiaries against all losses, claims, damages and liability in respect of acts or omissions occurring at or prior to the Effective Time. The Merger Agreement also provides that for at least six (6) years after the Effective Time, the Surviving Corporation will provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each person currently covered by the Company's directors' and officers' liability insurance with terms no less favorable than those of the policy in effect on the date of the Merger Agreement, subject to certain premium caps.

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    AGREEMENTS WITH HARRIS CORPORATION.  On October 22, 1999, Harris and the
Company (which was, at that time, a wholly-owned subsidiary of Harris) entered into an Agreement and Plan of Distribution (the "Distribution Agreement") in connection with the distribution (the "Distribution") of approximately 90% of the Company's Common Stock to the stockholders of Harris in a spin-off transaction. Harris and the Company also entered into a Tax Disaffiliation Agreement (the "Tax Agreement"), dated November 5, 1999, in connection with the Distribution. The Distribution subsequently occurred on November 8, 1999.

    The following is a summary of the principal provisions of certain letter agreements entered into by the Company and/or Parent with Harris. This summary is not a complete description of the terms and conditions of the letter agreements and is qualified in its entirety by reference to the full text of the letter agreements, which are filed as Exhibits (d)(3) and (d)(4) to the Schedule TO and incorporated herein by reference. The letter agreements may be examined, and copies obtained, as discussed in Section 7 of the Offer to Purchase.

    As required by the Distribution Agreement, Parent and Harris have executed a letter agreement obligating Parent to cause the Surviving Corporation to assume certain tax-related liabilities, obligations and expenses of the Company under the Distribution Agreement.

    Separately, Parent, Harris and the Company have also entered into a letter agreement providing (i) that Harris would waive the provisions of
Section 2.04(b) of the Tax Agreement, as such section related to the Company's negotiation of the Merger Agreement and the consummation of the Merger by the Company, and (ii) that the negotiation of the Merger Agreement and the transactions contemplated thereby (including the Voting and Tender Agreement described below) would not be deemed impermissible Harris Tainting Acts (as such term is defined in the Tax Agreement).

    PRIOR AGREEMENTS WITH PARENT. The Company and Parent have entered into a Sales Agreement, dated as of July 1, 1999, whereby the Company has the non-exclusive right to distribute, throughout North America, Central America, Europe and Australia, certain products and equipment manufactured by Parent, including facsimile equipment, copiers and digital multifunction products (the "Sales Agreement"). During the fiscal year ended June 30, 2000, Parent was the Company's largest supplier, and the Company remitted payments of approximately $238 million, or approximately 50% of the Company's total payments to all major suppliers, to Parent during the most recent fiscal year. This summary of the Sales Agreement is qualified in its entirety by reference to the Sales Agreement, a copy of which is filed as Exhibit (e)(9) hereto and is incorporated herein by reference.

    VOTING AND TENDER AGREEMENT. The summary of the material terms of the Voting and Tender Agreement, dated November 29, 2000, by and between Parent and Harris, the holder of 8,785,958 Shares, or approximately 10.4% of the Company's issued and outstanding Shares as of November 20, 2000, set forth in Section 11 of the Offer to Purchase is incorporated by reference herein. The summary of the Voting and Tender Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Voting and Tender Agreement, a copy of which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    RECOMMENDATION OF THE BOARD.

    The Board of Directors of the Company (the "Board"), at a special meeting held on November 27, 2000, by unanimous vote (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are, in the belief of the Board, fair to and in the best interests of the Company's stockholders and (2) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and declared their advisability. The Board, by unanimous vote, recommends that the Company's stockholders accept the Offer and tender their Shares thereunder, and, as required by applicable law, approve and adopt the Merger Agreement and the Merger. A copy of the press release issued by the Company announcing the Merger Agreement and the Offer and a letter to the stockholders of the Company communicating the recommendation of the Board are filed hereto as Exhibits
(a)(4) and (a)(3) respectively, and are incorporated herein by reference.

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    BACKGROUND OF THE TRANSACTION.

    In early 2000, senior executives of the Company studied the Company's business relating to sales, service and support of the internally-developed dictation product line and applications surrounding speech-to-text processing (the "Voice Products Business") and determined in March 2000 that the Voice Products Business was not a core, strategic asset for the Company, and could require significant further investment.

    In early 2000, several potential purchasers approached the Company regarding a purchase of the Voice Products Business.

    The Company engaged in preliminary discussions with potential purchasers throughout the remainder of 2000. Several potential purchasers either withdrew their interest or proved to have insufficient funding for the Company to proceed with a transaction. Following this process, the Company executed an asset purchase agreement (the "Asset Purchase Agreement") on November 29, 2000 with a wholly-owned subsidiary of Platinum Equity, LLC ("Platinum"), whereby Platinum agreed to purchase the Voice Products Business.

    In the spring of 2000, the Company's senior management and its Board began to examine the Company's strategic position in the automated office imaging equipment market in light of increasing consolidation and competition in the market, the Company's level of indebtedness, the Company's performance in the first calendar quarter of 2000 and deterioration in the market price of the Company's common stock. Senior management and the Board determined that the Company should take action to explore strategic alternatives that would enable the Company to remain competitive. Considerations included sales of non-core assets and restructuring to reduce costs, either by combining with a manufacturer of office imaging equipment or by workforce and other cost reductions.

    On May 22, 2000, after senior management had begun to consider a potential business combination, either by sale of the Company or otherwise, the Company and its financial advisors met in Atlanta with the first of a series of potential acquirors after such potential acquiror's financial advisor contacted the Company's Executive Vice President and Chief Financial Officer.

    On June 1, 2000, the first potential acquiror performed extensive due diligence on the Company at the Company's headquarters in Atlanta.

    On June 16, 2000, the Company's Chief Executive Officer contacted the Chairman of Parent to discuss a possible acquisition by Parent of the Company.

    On June 19, 2000, the Company met with the first potential acquiror, together with the parties' attorneys, financial advisors and accountants at a hotel in Atlanta to discuss a possible acquisition of the Company.

    The Company's Chief Executive Officer contacted a senior executive of a second potential acquiror on June 9, 2000, which led to a meeting of the parties and their financial advisors on June 21, 2000 at the Atlanta offices of the Company's financial advisor.

    On June 21, 2000, senior executives of the Company met with the Company's financial advisor in its Atlanta offices to discuss the pending acquisition proposals.

    On June 22, 2000, the Company and Parent executed the Confidentiality Agreement, providing for, among other things, a standstill period lasting until November 8, 2001 during which Parent agreed not to effect or participate in the acquisition of any securities of the Company without the Company's prior consent.

    On June 26, 2000, the Company and its financial advisor continued negotiations with, and provided a written response to a detailed due diligence request submitted by, the first potential acquiror. On July 18, 2000, the Company and its financial advisor responded to additional due diligence questions

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from this potential acquiror. On August 3, 2000, this potential acquiror contacted the Company's Chief Executive Officer, stating that it had determined not to proceed with further negotiations.

    On June 30 and July 24, 2000, the Company and its financial advisor met with Parent in Atlanta to further discuss a possible sale of the Company to Parent and the strategic fit of the two companies.

    On August 4, 2000, Parent submitted a due diligence request to the Company.

    Between August 9 and August 11, 2000, Parent and its financial, legal and accounting advisors met with the Company, together with its attorneys, financial advisors and accountants at the offices of the Company's financial advisor in Atlanta. During these sessions, Parent and its representatives conducted due diligence on the Company and its businesses.

    In late August, 2000, a senior representative of the second potential acquiror contacted the Company's financial advisor, indicating to such financial advisor that it had determined not to proceed with negotiations.

    On August 28, 2000, the Parent and the Company commenced negotiations over the financial, structural and legal terms of a potential acquisition of the Company by Parent, including the terms and conditions of a definitive merger agreement.

    In late August, 2000 the Company's Chief Executive Officer contacted the Chairman of a fourth potential acquiror and a senior representative from a fifth potential acquiror, which led to scheduling meetings of the parties and their respective financial advisors.

    On September 14, 2000, the Company and its financial advisor met with the fourth potential acquiror at the offices of the Company's financial advisor in Atlanta. This potential acquiror and the Company discussed the printer and copier market generally, and discussed customer segmentation and the convergence of printers and copiers. In late September, 2000, this potential acquiror contacted the Company's Chief Executive Officer stating that it had determined not to proceed with negotiations.

    From September 17 through September 19, 2000, the Company met in Tokyo with Parent and the fifth potential acquiror. On September 18, representatives for both the Company and Parent met at Parent's headquarters. At this meeting, representatives of Parent and the Company further explored the financial terms of the proposed acquisition and also discussed Parent's requirement that the Company divest itself of its Voice Products Business prior to any acquisition of the Company by Parent. It was decided that discussions between the parties' legal and financial advisors should continue. In addition, on September 18, 2000 the Company and the fifth potential acquiror discussed a possible sale of the Company to the fifth potential acquiror and the strategic fit of the two companies.

    On September 21, 2000, at a meeting held at the offices of its financial advisor, the Board considered engaging in a transaction in which the Company would be acquired by a third party. The Board was informed that several parties had considered acquiring the Company and had withdrawn, and that two parties continued to express interest in a possible transaction. At that meeting, the Board authorized the Company to continue discussions toward such a transaction.

    On September 25 and 26, 2000, senior executives of both the Company and the fifth potential acquiror, along with their financial advisors, met at the offices of the Company's financial advisors in Atlanta to discuss a possible acquisition of the Company.

    The Company subsequently facilitated an initial meeting on September 26, 2000 in Orlando, Florida between representatives of Parent, the Company and Harris, the former parent company and current 10.4% stockholder of the Company. The Company's and Parent's financial and legal advisors and Parent's accounting advisors were also present at the meeting. At this meeting Parent conducted due diligence on the November 1999 spin-off of the Company from Harris and discussed amending the Tax Agreement entered into in connection with the Distribution. Parent and Harris also had an initial

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discussion of the terms of an agreement pursuant to which Harris would agree to tender its shares of the Company's Common Stock in a tender offer should Parent and the Company enter into a definitive Merger Agreement. On September 29, 2000, Parent's legal and accounting advisors conducted additional due diligence at the headquarters of Harris in Melbourne, Florida on the spin-off of the Company from Harris.

    Parent and the Company continued to negotiate the structure and terms of the transaction through October and early November. During this time, Parent also negotiated with Harris the terms of letter agreements necessitated by provisions of the Tax Agreement to permit Parent to acquire the Company. Parent and Harris also agreed in principle upon the terms of a voting and tender agreement in which, among other things, Harris agreed to tender its shares in a tender offer and Harris further agreed to vote its shares at any meeting of the Company's stockholders in the same proportion as the other stockholders of the Company.

    On October 9, 2000, at a special telephonic meeting of the Board, the Company's senior executives and financial advisor made a presentation concerning ongoing discussions with Parent and the fifth potential acquiror. In that meeting, the Board authorized Mr. Cantrell to contact the Chief Executive Officer of Parent directly to further negotiations between the parties.

    On October 26, 2000, at a regular meeting of the Board held at the Company's corporate headquarters in Atlanta, the Board received an update on the potential transactions with Parent and the fifth potential acquiror, as well as an update concerning the sale the Voice Products Business.

    In late October 2000, the fifth potential acquiror indicated that it was not interested in an acquisition of the Company, but that it was interested in exploring a possible equity investment in the Company.

    On November 9, 2000, meetings were held at Parent's counsel's offices in New York. Representatives of Parent and the Company and their respective financial advisors were in attendance. At that meeting, Parent proposed acquiring all of the shares of the Company at a price of $3.00 per share in cash. This proposal was contingent upon, among other things, the Company reaching an agreement to sell the Voice Products Business on terms and conditions satisfactory to Parent and the negotiation of a mutually satisfactory definitive merger agreement.

    On November 10, 2000, meetings were held at the offices of Parent's financial advisor in New York. Representatives of Parent and the Company and their respective financial advisors were in attendance. The parties further discussed the matters discussed at the November 9 meeting.

    On the evening of November 12, 2000, representatives from the Company and Parent agreed to proceed to negotiate a definitive agreement based on Parent's November 9 proposal, pending a satisfactory agreement for the Company to dispose of its Voice Products Business and the receipt of official approval from the boards of directors of both Parent and the Company. On the basis of this understanding, the parties continued to negotiate the terms of the proposed transaction through mid-November. During this time, the Company updated Parent regularly on the status of its efforts to sell the Voice Products Business.

    On November 27, 2000, the Company informed Parent that it had reached a preliminary agreement to sell the Voice Products Business to Platinum. Between November 27, 2000 and November 29, 2000, the Company and its legal advisors negotiated definitive agreements with Platinum and its legal advisors for the sale of the Voice Products Business. The Company regularly updated Parent and its advisors as to the status of the potential transaction with Platinum, as well as the terms and provisions of the drafts of the definitive agreements relating to such transaction.

    On November 27, 2000, at a special meeting of the Board held at the offices of the Company's financial advisor, with one director participating by conference telephone, the Board considered the

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proposed transactions with Parent and with Platinum. After receiving reports from management, counsel and its financial advisor, a vigorous discussion among the Board ensued, after which the Board by unanimous vote (1) determined and declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company's stockholders; (2) determined and declared that the Asset Purchase Agreement for the sale of the Voice Products Business and the transactions contemplated thereby are, in the belief of the Board, fair to and in the best interests of the Company's stockholders; (3) approved of the Merger Agreement and the Asset Purchase Agreement for the sale of the Voice Products Business and the respective transactions contemplated thereby, including the Offer and the Merger; and (4) recommended that the Company's stockholders accept the Offer and tender their Shares thereunder and, as required by applicable law, approve and adopt the Merger Agreement and the Merger, and declared their advisability. The Board granted officers of the Company the authority to negotiate the final terms of the Asset Purchase Agreement, the execution of which was required before Parent would execute the Merger Agreement.

    Between November 27, 2000 and the end of the business day on November 29, 2000, the Company and Platinum negotiated the final terms of the Asset Purchase Agreement relating to the sale of the Voice Products Business and various matters related thereto.

    The Merger Agreement and agreements related thereto were unanimously approved by Parent's Board on November 28, 2000.

    On November 29, 2000, the Company informed Parent that the terms of the sale of the Voice Products Business to Platinum had been finalized and definitive documentation would be executed immediately prior to execution of the definitive Merger Agreement among Parent, the Company and Purchaser.

    On November 29, 2000, following execution by the Company and Platinum of the Voice Products Business definitive agreements, the Merger Agreement among Parent, the Company and Purchaser and the letter agreements with Harris were executed.

    On December 8, 2000, in accordance with the Merger Agreement, Parent and Purchaser commenced the Offer.

    ROBINSON-HUMPHREY ANALYSIS.

GENERAL

    Pursuant to an engagement letter dated March 28, 2000, The Robinson-Humphrey Company, LLC ("Robinson-Humphrey"), was retained by the Company to render financial advisory services, to assist the Company in evaluating proposals, if any, to acquire the Company or an interest in the Company and, if requested by the Company, to render an opinion with respect to the fairness, from a financial point of view, to the Company's stockholders of the consideration to be offered pursuant to a proposal. At a meeting of the Board on November 27, 2000, Robinson-Humphrey gave its oral opinion (which was later confirmed by a written opinion) that, as of the date of such opinion and based upon and subject to various considerations set forth therein, the consideration to be offered in the proposed transaction is fair to the stockholders of the Company from a financial point of view.

    THE FULL TEXT OF THE OPINION OF ROBINSON-HUMPHREY, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED TO THIS DOCUMENT AS ANNEX B HERETO AND IS INCORPORATED HEREIN BY REFERENCE. THE SUMMARY OF THE ROBINSON-HUMPHREY OPINION SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE ROBINSON-HUMPHREY OPINION. THE COMPANY'S STOCKHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY.

    THE OPINION OF ROBINSON-HUMPHREY IS DIRECTED TO THE BOARD AND RELATES ONLY TO THE FAIRNESS OF THE CONSIDERATION TO BE OFFERED IN THE PROPOSED TRANSACTION FROM A FINANCIAL POINT OF VIEW, DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER OR THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF THE COMPANY AS TO WHETHER SUCH STOCKHOLDER SHOULD TENDER HIS OR HER SHARES OF THE COMPANY.

MATERIAL AND INFORMATION CONSIDERED WITH RESPECT TO THE MERGER

    In arriving at its opinion, Robinson-Humphrey, among other things, reviewed and analyzed:

    - a draft of the Merger Agreement dated November 22, 2000;

    - publicly available information concerning the Company which Robinson-Humphrey believed to be relevant to its analysis;

    - financial and operating information with respect to the business, assets, operations and prospects of the Company furnished to Robinson-Humphrey by the Company;

    - the trading history of the Shares from November 1, 1999 to November 27, 2000 and a comparison of that trading history with those of other companies which Robinson-Humphrey deemed relevant;

    - a comparison of the historical financial results and present financial condition of the Company with those of other companies which Robinson-Humphrey deemed relevant;

    - a comparison of the financial terms of the proposed transaction with the terms of certain other recent transactions which Robinson-Humphrey deemed relevant; and

    - certain historical data relating to acquisitions of publicly traded companies, including percentage premiums paid in such acquisitions.

    In addition, Robinson-Humphrey held discussions with management of the Company concerning its business, operations, assets, present condition and future prospects and undertook such other studies, analyses and investigations as Robinson-Humphrey deemed appropriate.

    In rendering its opinion, Robinson-Humphrey assumed and relied upon the accuracy and completeness of the financial and other information used by Robinson-Humphrey in arriving at its opinion without independent verification. With respect to the financial forecasts of the Company, Robinson-Humphrey assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the future financial performance of the Company.

    The Robinson-Humphrey opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Robinson-Humphrey, as of the date of its opinion. The financial markets in general and the market for the Shares, in particular, are subject to volatility, and Robinson-Humphrey's opinion did not purport to address potential developments in the financial markets or the market for the Shares after the date of their opinion. Robinson-Humphrey assumed that the Offer and the Merger would be consummated on the terms described in the November 22, 2000 draft of the Merger Agreement, without any change in, or waiver of, any material terms or conditions by the Company.

    In preparing its opinion, Robinson-Humphrey performed a variety of financial and comparative analyses, the material portions of which are summarized below. A summary of these analyses does not purport to be a complete description of the analyses underlying Robinson-Humphrey's opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial analysis or summary description. Accordingly, Robinson-Humphrey believes that its analyses must be considered as an integrated whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and opinion. In its analyses, Robinson-Humphrey made numerous assumptions with respect to the Company, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. The estimates contained in these analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. The following is a summary of the material financial and comparative analyses performed by Robinson-Humphrey in arriving at the Robinson-Humphrey opinion.

ANALYSIS OF THE COMPANY

    HISTORICAL STOCK PRICE ANALYSIS

    Robinson-Humphrey analyzed the prices at which the Shares traded since November 1, 1999. During this time, the high closing price was $5.88 and the low closing price was $0.50. In addition, Robinson-Humphrey observed the average closing price for the common stock over the past 12-month period prior to the date of its opinion to be $1.86. The average closing price for the periods ending 5, 30 and 90 days prior to the date of the opinion were $0.53, $0.63 and $0.83, respectively.

    MARKET ANALYSIS OF SELECTED PUBLIC COMPANIES

    Robinson-Humphrey reviewed and compared selected publicly available financial data, market information and trading multiples for the Company with other selected publicly-traded companies in the office equipment distribution and manufacturing industry which Robinson-Humphrey deemed comparable to the Company. This group of 13 publicly traded companies was divided into a Tier 1 and Tier 2 and included:

TIER 1
  - Danka Business Systems PLC                   - Global Imaging Systems, Inc.
  - IKON Office Solutions, Inc.                  - Xerox Corporation
  - Pitney Bowes Inc.

TIER 2
  - Nashua Corporation                           - F.Y.I. Incorporated
  - MCSi, Inc.                                   - Electronics For Imaging, Inc.
  - Canon Inc.                                   - Hewlett-Packard Company
  - Ricoh Company, Ltd.                          - Lexmark International, Inc.

    For the selected public companies, Robinson-Humphrey compared, among other things, firm value (defined as market capitalization plus debt less cash and cash equivalents) as a multiple of latest twelve months revenues, latest twelve months EBITDA (earnings before interest, taxes, depreciation and amortization), latest twelve months EBITDA less capital expenditures and latest twelve months earnings before interest and taxes (EBIT) and equity value as a multiple of latest twelve months net income, estimated calendar 2000 net income, estimated fiscal 2001 net income and latest twelve months book value. All multiples were based on closing stock prices as of November 21, 2000. Revenue, EBITDA, EBITDA less capital expenditures, EBIT, net income and book value results for the comparable companies were based on historical financial information available in public filings of the comparable companies. Earnings per share estimates were based on First Call consensus estimates as of November 20, 2000. First Call is an information provider that publishes a compilation of estimates of projected financial performance for public companies produced by equity research analysts at leading investment banking firms. To accurately reflect average values for statistical purposes, Robinson-Humphrey excluded certain outlying values that differed from the relative groupings of the other values. Robinson-Humphrey believes that these outlying values for certain companies reflect market aberrations that can skew mean values. The following table sets forth the low, average and high multiples indicated by this analysis for the Tier 1 selected public companies as of November 21, 2000:

                                                                LOW      AVERAGE      HIGH
                                                              --------   --------   --------
Firm Value to:
  Latest twelve months revenues.............................    0.4x        0.7x       2.2x
  Latest twelve months EBITDA...............................    4.8         6.3       51.1
  Latest twelve months EBITDA less capital expenditures.....    5.7         9.2       11.9
  Latest twelve months EBIT.................................    6.6         7.5      102.6

Price to:
  Latest twelve months net income...........................    4.9x        7.8x      11.6x
  Calendar 2000 estimated net income........................    4.9         7.3       24.6
  Fiscal 2001 estimated net income..........................    3.6         5.8       13.0
  Book value................................................    0.3         1.0        5.5

    Based upon the multiples derived from this analysis and the Company's actual historical and projected results and the Company's adjusted historical and projected results, adjusted to eliminate the impact of non-recurring charges, Robinson-Humphrey calculated a range of implied equity values for the Company between $0.00 and $4.76 per share based on actual results and between $0.32 and $6.84 per share based on adjusted results with a weighted average implied equity value of $1.26 per share based on actual results and $2.63 per share based on adjusted results. Robinson-Humphrey noted that the proposed consideration of $3.00 per share to be received by the Company's stockholders in the Offer and the Merger was greater than these values.

    Robinson-Humphrey noted that none of the companies used in the market analysis of selected public companies was identical to the Company and that, accordingly, the analysis of comparable public companies necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies reviewed and other factors that would affect the market values of comparable companies.

    DISCOUNTED CASH FLOW ANALYSIS

    Robinson-Humphrey performed a discounted cash flow analysis of the Company based upon projected results provided by the Company's management for fiscal 2001 through fiscal 2004 and projections for fiscal 2005 developed by Robinson-Humphrey (calculated using similar growth rates and margins) to estimate the net present equity value per share of the Company. Robinson-Humphrey calculated a range of net present equity values for the Company based on its projected free cash flow

(earnings before interest and after taxes plus depreciation and amortization expense minus capital expenditures and changes in working capital) for the fiscal years ending June 30, 2001 through June 30, 2005, inclusive, using discount rates ranging from 12% to 16% and terminal value multiples of fiscal year 2005 EBITDA ranging from 4.0x to 7.0x. Robinson-Humphrey observed that the valuation based on this methodology produced a range of value from $1.67 to $8.60 per share, with an average implied equity value of $4.87 per share. Robinson-Humphrey noted that the proposed consideration of $3.00 per share to be received by the Company stockholders in the Offer and the Merger was less than this value.

    In order to analyze the sensitivity of this discounted cash flow analysis to revenue growth rates ranging from 2.0% to 6.0% and EBITDA margins ranging from 13.0% to 16.0%, Robinson-Humphrey calculated the range of implied equity values assuming a discount rate of 14% and a terminal value multiple of fiscal year 2005 EBITDA of 5.5x. Robinson-Humphrey observed that the valuation based on the parameters set forth in this sensitivity analysis produced a range of implied equity values from $0.31 to $4.62 per share.

    In addition, Robinson-Humphrey projected the Company's operating results through the year 2010 maintaining applicable growth rates and operating margins. Robinson-Humphrey calculated the Company's terminal value in the year 2010 based on terminal growth rates of ranging from 2.0% to 4.0%. Robinson-Humphrey observed that the valuation based on this methodology produced a range of value from $0.00 to $4.30, with an average implied equity value of $1.52 per share. Robinson-Humphrey noted that the proposed consideration of $3.00 per share to be received by the Company's stockholders in the Offer and the Merger was greater than this value.

    ANALYSIS OF SELECTED MERGER AND ACQUISITION TRANSACTIONS

    Robinson-Humphrey reviewed and analyzed the consideration paid in 26 selected completed and pending mergers and acquisitions in the office equipment distribution and manufacturing industry since October 24, 1994. The transactions reviewed were divided into a Tier 1 and a Tier 2 and included:

TIER 1

EFFECTIVE DATE          TARGET NAME                              ACQUIRER NAME
--------------          -----------                              -------------
06/24/1999              Lewan & Associates, Inc.                 Global Imaging Systems, Inc.
05/11/1999              ENTEX Information Services, Inc.-Tech    CompuCom Systems, Inc. (Safeguard)
                          Acquisition
02/18/1999              Vanstar Corporation                      InaCom Corp.
12/21/1998              Capitol Office Solutions, Inc            Global Imaging Systems, Inc.
12/31/1998              DataWorks Corporation                    Platinum Software Corporation
09/16/1998              Carr Business Systems Inc.               Global Imaging Systems, Inc.
06/26/1998              Dataflex Corporation                     CompuCom Systems, Inc. (Safeguard)
05/13/1998              Computer Integration Corporation         CompuCom Systems, Inc. (Safeguard)
05/20/1998              Intelligent Electronics, Inc.            Xerox Corporation
05/20/1998              XLConnect, Inc.                          Xerox Corporation
04/03/1998              Abitibi-Consolidated Inc.--Azerty        United Stationers Supply Co.
                          Incorporated, AP
04/01/1998              Dickens Data Systems, Inc.               Pioneer-Standard Electronics, Inc.
02/27/1998              Apollo Presentation Products             ACCO World (Fortune Brands Inc)
11/05/1997              Morris Business Machines                 U.S.Office Products Company
09/29/1997              Interactive Group, Inc.                  DataWorks Corporation
06/03/1997              Peak Technologies Group. Inc.            Moore Corporation, Ltd.
09/26/1995              Gestetner Holdings PLC                   Ricoh Co., Ltd
04/03/1995              Savin Corp (HCS Technology NV)           Ricoh Co., Ltd

TIER 2

EFFECTIVE DATE          TARGET NAME                              ACQUIRER NAME
--------------          -----------                              -------------
Pending                 Minolta-QMS, Inc. (Minolta Co.)          Minolta Investments Company
09/01/2000              Interface Systems, Inc.                  Tumbleweed Communications Corp.
05/08/2000              Dictaphone Corporation                   Lernout & Hauspie Speech Products H.V.
04/03/2000              Comtec Information Systems, Inc.         Zebra Technologies Corporation
01/03/2000              Tektronix, Inc.--Color Printing and      Xerox Corporation
                          Imaging Division
07/30/1999              Omnifax (Danka Business Systems)         Xerox Corporation
07/21/1999              QMS, Inc.                                Minolta Co., Ltd.
10/29/1999              Kentek Information Systems, Inc.         Investor Group
08/11/1998              Zellerbach (The Mead Corporation)        xpedx (International Paper Co)

    For the selected transactions, Robinson-Humphrey compared, among other things, firm value as a multiple of latest twelve months revenues, latest twelve months EBITDA, and latest twelve months EBIT and equity value as a multiple of latest twelve months net income and book value. Revenues, EBITDA, EBIT, net income and book values were based on historical financial information available in public filings of the target companies involved in the selected transactions. To accurately reflect average values for statistical purposes, Robinson-Humphrey excluded certain outlying values that differed from the relative groupings of the other values. Robinson-Humphrey believes that these outlying values for certain companies reflect market aberrations that can skew mean values. The following table sets forth the low, average and high multiples indicated by the Tier 1 selected mergers and acquisitions:

                                                                LOW      AVERAGE      HIGH
Firm Value to:                                                --------   --------   --------
  Latest twelve months revenues.............................    0.1x        0.6x        2.4x
  Latest twelve months EBITDA...............................    3.2         6.6        62.4
  Latest twelve months EBIT.................................    4.8        10.8        48.8
Price to:
  Latest twelve months net income...........................    5.6x       15.8x    2,500.0x
  Book value................................................    0.9         2.7         5.8

    Based upon the multiples derived from this analysis and the Company's actual historical and projected results and the Company's adjusted historical and projected results, adjusted to eliminate the impact of non-recurring charges, Robinson-Humphrey calculated a range of implied equity values for the Company between $0.00 and $5.49 per share based on actual results and between $1.68 and $7.69 per share based on adjusted results with a weighted average implied equity value of $1.41 per share based on actual results and $4.52 per share based on adjusted results. Robinson-Humphrey noted that the proposed consideration of $3.00 per share to be received by the Company's stockholders in the Offer and the Merger was greater than the average of these values.

    In addition, from the 26 selected completed and pending mergers and acquisitions, Robinson-Humphrey designated six transactions in the office equipment distribution and manufacturing industry as key peers. These transactions were:

KEY PEERS

EFFECTIVE DATE          TARGET NAME                              ACQUIRER NAME
--------------          -----------                              -------------
06/24/1999              Lewan & Associates, Inc.                 Global Imaging Systems, Inc.
12/21/1998              Capitol Office Solutions, Inc.           Global Imaging Systems, Inc.
09/16/1998              Carr Business Systems Inc.               Global Imaging Systems, Inc.
11/05/1997              Morris Business Machines                 U.S. Office Products Company
09/26/1995              Gestetner Holdings PLC                   Ricoh Co., Ltd
04/03/1995              Savin Corp (HCS Technology NV)           Ricoh Co., Ltd

    The following table sets forth the low, average and high multiples indicated by the key peers selected mergers and acquisitions:

                                                                LOW      AVERAGE      HIGH
Firm Value to:                                                --------   --------   --------
  Latest twelve months revenues.............................    0.2x        0.8x       1.9x
  Latest twelve months EBITDA...............................    4.1         5.8        7.2
  Latest twelve months EBIT.................................    7.0         9.0       13.6

Price to:
  Latest twelve months net income...........................    7.1x       15.5x      24.2x
  Book value................................................    0.9         2.7        4.5

    Based upon the multiples derived from this analysis and the Company's actual historical and projected results and the Company's adjusted historical and projected results, adjusted to eliminate the impact of non-recurring charges, Robinson-Humphrey calculated a range of implied equity values for the Company between $0.00 and $4.64 per share based on actual results and between $1.90 and $5.67 per share based on adjusted results with a weighted average implied equity value of $1.08 per share based on actual results and $4.00 per share based on adjusted results. Robinson-Humphrey noted that the proposed consideration of $3.00 per share to be received by the Company's stockholders in the Offer and the Merger was greater than the average of these values.

    Robinson-Humphrey noted that no company utilized in the analysis of selected transactions is identical to the Company. All multiples for the selected transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the period during which the selected transactions occurred.

    PREMIUMS PAID ANALYSIS

    Robinson-Humphrey analyzed the transaction premiums paid in closed mergers of publicly traded companies with transaction values between $800 million and $1.2 billion, effected since January 1, 1999 based on the target company's stock price one day, one week and four weeks prior to public announcement of the transaction. To accurately reflect average values for statistical purposes, Robinson-Humphrey excluded certain outlying values that differed from the relative groupings of the other values. Robinson-Humphrey believes that these outlying values for certain companies reflect market aberrations that can skew mean values. This analysis indicated the following premiums paid in the selected transactions:

                                                   PURCHASE PRICE PREMIUM
                                                    PRIOR TO ANNOUNCEMENT
                                              ---------------------------------
                                               1 DAY      1 WEEK       4 WEEKS
                                              --------   --------      --------
Average.....................................    28.0%      31.4%         37.7%
High........................................    95.4      129.0         169.6
Low.........................................   (17.5)     (18.8)        (15.3)

------------------------

(1) Source: Securities Data Corporation as of November 20, 2000.

    Based upon the Company's closing stock prices one day, one week and four weeks prior to November 21, 2000, Robinson-Humphrey calculated a range of implied equity values for the Company between $0.64 and $0.90 per share with an average implied equity value of $0.80 per share. Robinson-Humphrey noted that the proposed consideration of $3.00 per share to be received by the Company's stockholders in the Offer and the Merger was greater than this value.

    The summary set forth above does not purport to be a complete description of the analyses conducted or data presented by Robinson-Humphrey. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Robinson-Humphrey believes that the summary set forth above and its analyses must be considered as a whole and that selecting only portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. Robinson-Humphrey based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The preparation of fairness opinions does not involve a mathematical weighing of the results of the individual analyses performed, but requires Robinson-Humphrey to exercise its professional judgement, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by Robinson-Humphrey was carried out in order to provide a different perspective on the transaction and to add to the total mix of information available. Robinson-Humphrey did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness. Rather, in reaching its conclusion, Robinson-Humphrey considered the results of the analyses in light of each other and ultimately reached its conclusion based on the results of all analyses taken as a whole.

    INFORMATION REGARDING ROBINSON-HUMPHREY

    Robinson-Humphrey is a nationally recognized investment banking firm with substantial experience in transactions similar to the Merger. In the past, Robinson-Humphrey has been engaged by the Company to perform various investment banking services, and has received customary fees for such services. Currently, Robinson-Humphrey is performing investment banking services for the Company in connection with the sale of the Voice Products Business, for which Robinson-Humphrey will receive customary fees. Robinson-Humphrey is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, secondary distributions of listed and unlisted securities and private placements. In the ordinary course of its business, Robinson-Humphrey may actively trade in the securities of the Company for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

    REASONS FOR RECOMMENDATION. In reaching the determination described above, the Board considered a number of factors including, without limitation, the following:

    - The Company's financial condition, results of operations and business and strategic objectives, as well as the risks involved in achieving those objectives, including the Company's relatively high level of indebtedness, including the proportion of cash flows which are required to service such indebtedness and the length of time it would require to satisfy such indebtedness, and the Board's view as to the Company's ability to grow the business of the Company successfully while continuing to service such indebtedness.

    - Current conditions and trends in the Company's industry, and the effect of those conditions and trends on the Company.

    - The significant competition and consolidation in the industry and market in which the Company operates, the relative size of other participants in the industry and the available capital and resources of those other participants as compared to the Company.

    - The current prospects for appreciation of the Company's valuation given the Company's relatively small market capitalization, the historical market prices and recent trading activity of the Company's Common Stock, including the fact that the Offer represents a premium of 533% over the closing price of the Company's common stock on the New York Stock Exchange (the "NYSE") on the date the Merger Agreement was executed, approximately 450% over the one-month average closing price of the Company's Common Stock on the NYSE and approximately 360% over the three-month average closing price of the Company's Common Stock on the NYSE.

    - A review of possible alternatives to the Merger, including the possibilities of continuing to operate the Company as an independent entity, and a sale or partial sale of the Company through a merger or by other means, and, in respect of each alternative, the timing and the likelihood of actually accomplishing the alternative.

    - The results of the efforts undertaken by the Company's management to solicit indications of interest in the possible acquisition of the Company from third parties other than Purchaser.

    - The financial and valuation analyses of the Company presented to the Board by Robinson-Humphrey, including market prices and financial data relating to other companies engaged in businesses considered comparable to the Company and the prices and premiums paid in recent selected acquisitions of companies engaged in businesses considered comparable to those of the Company.

    - The oral opinion of Robinson-Humphrey, which was later confirmed in a written opinion, dated November 27, 2000, to the effect that, as of the date of the opinion, the offer price of $3.00 per Share, net to the Seller in cash, proposed to be received in the Offer and the Merger by the stockholders of the Company pursuant to the Merger Agreement is fair, from a financial point of view, to such stockholders. The full text of Robinson-Humphrey's written opinion, which sets forth the procedures followed, the limitations of the review undertaken and the assumptions made by the Robinson-Humphrey in rendering the opinion, is attached as ANNEX B hereto and incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION CAREFULLY AND IN ITS ENTIRETY.

    - The terms and conditions of the Merger Agreement, including, without limitation, that the terms of the Merger Agreement will not prevent other third parties from making proposals to the Company after the execution of the Merger Agreement, that the Parent has limited rights to terminate the Offer or the Merger Agreement, and the limited circumstances under which the

      Company would be required to pay Parent a termination fee of $10,000,000 plus reimbursement of expenses up to $2,000,000 if the transaction does not close.

    - The fact that Parent had agreed to maintain, for one year following the effective time of the Merger, the Company's existing benefit plans, or cause the Surviving Corporation or its Subsidiaries to provide benefits to employees of the Company or its Subsidiaries that are no less favorable in the aggregate than the benefit plans provided to similarly situated employees of Parent or its subsidiaries at the time of the Merger Agreement.

    - The likelihood that the Offer and the Merger would be consummated, including consideration of Parent's experience, reputation and financial condition, as well as the Company's past dealings with Parent.

    - The structure of the transaction, which is designed, among other things, to result in the holders of the Shares receiving, at the earliest practicable time, the consideration paid in the Offer.

    - The possibility, based on the recent trading prices of the Company's common stock and a previously announced communication from the NYSE, that the Company's common stock may be suspended or delisted from trading if the average closing price over a 30-day period does not reach or exceed the minimum level of $1.00 per Share by March 18, 2001.

    - The availability to the Company's stockholders of dissenters' rights in the Merger under applicable provisions of the Delaware General Corporation Law (the "DGCL").

    In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its respective determinations. After weighing these considerations, the Board, by unanimous vote, determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger are, in the belief of the Board, fair to and in the best interests of the stockholders of the Company, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and declared their advisability and recommends that the Company's stockholders tender their Shares in the Offer and, as required by applicable law, approve and adopt the Merger Agreement and the Merger.

    INTENT TO TENDER. To the best of the Company's knowledge, all of its executive officers, directors, affiliates or subsidiaries currently intend to tender all Shares which are held of record or beneficially owned by such persons pursuant to the Offer, other than Shares, if any, held by such persons which, if tendered, could cause such person to incur liability under the provisions of
Section 16(b) of the Securities Exchange Act of 1934, as amended.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    On March 28, 2000, the Company retained Robinson-Humphrey as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of their engagement, the Company has agreed to pay Robinson-Humphrey the following compensation, estimated to total approximately $5,100,000 in the aggregate:

    - a retainer fee of $50,000 that was paid upon engagement;

    - for the fairness opinion, a cash fee of $500,000 due upon delivery of the fairness opinion to the Board, such fee not being contingent upon the contents of the opinion or the consummation of the Merger; and

    - if the Merger is consummated, a cash fee equal to 0.50% of the total consideration involved in the transaction, or approximately $4,550,000, payable at the Effective Time or consummation of the Merger for Robinson-Humphrey's services in connection with the Merger.

    In addition, if the sale of the assets of the Voice Products Business is consummated, Robinson-Humphrey will receive a cash fee from the Company equal to 0.50% of the total consideration involved in such transaction.

    The Company has also agreed to reimburse Robinson-Humphrey for reasonable expenses and to indemnify Robinson-Humphrey and certain related parties against certain liabilities, including certain liabilities under the federal securities laws, arising out of, or in conjunction with the rendering of services under their engagement. Robinson-Humphrey has provided investment banking and financial advisory services to the Company and certain of its affiliates, unrelated to the Merger, for which it has received customary compensation. In the ordinary course of business, Robinson-Humphrey and its affiliates may actively trade or hold the securities of the Company and Parent for their own accounts or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Except as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

    On November 1, 2000, the Company granted options to purchase 2,000 shares at an exercise price of $0.687 per Share to each of David H. Hughes, Clarence B. Rogers, Jr., John F. Ward, Sidney E. Harris and Amos McMullian, each a non-employee director of the Company, pursuant to the terms of the Company's Stock Incentive Plan. Immediately prior to the effective time of the Merger, these options will be terminated and as soon as practicable following the Effective Time, the Company will pay to each director in cash an amount equal to the number of Shares subject to each option, whether or not vested or exercisable, multiplied by the excess, if any, of $3.00 over the exercise price each such option.

ITEM 7. PURPOSES OF THE TRANSACTION; PLANS OR PROPOSALS.

    The purpose of the Offer is for Parent to acquire control of, and the entire equity interest in, the Company. Prior to entering into the Merger Agreement, the Company had contacts and negotiations with other entities that had expressed interest in the Company. Prior to execution of the Merger Agreement, the Company ceased contacts with such other entities. No discussions are underway or are being undertaken by the Company, and there is no transaction, board resolution, agreement in principle or signed contract, in either case in response to the Offer, that relates to (1) a tender offer or other acquisition of the Company by any Person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (3) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries other than the Voice Products Business or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

ITEM 8. ADDITIONAL INFORMATION

    The information statement attached as ANNEX A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

    DELAWARE GENERAL CORPORATION LAW

    SECTION 203. The Company is incorporated under the laws of the Sate of Delaware. As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions with a Delaware corporation) for three years following the date such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and
(y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of
Section 203, the Board has unanimously approved the Merger Agreement and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

    SECTION 253. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under the DGCL, a meeting of the Company's stockholders will be required under the DGCL and thus, a significantly longer period of time will be needed to effect the Merger.

    SECTION 262. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders who have not tendered their Shares will have certain rights under the DGCL to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the DGCL ("Section 262") will have the "fair value" of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the surviving corporation. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. Any such judicial determination of the fair value of Shares could be based on factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price to be paid in the Merger.

    REGULATORY APPROVALS.

    UNITED STATES ANTI-TRUST COMPLIANCE. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

    Pursuant to the requirements of the HSR Act, Parent has advised the Company that it filed a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on November 30, 2000. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Parent. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer would be scheduled to expire at 11:59 p.m., New York City time, on December 15, 2000. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Purchaser. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Purchaser with such request. Thereafter, such waiting period can be extended only by court order or by agreement of the parties.

    A request has been made pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the applicable 15-day HSR Act waiting period will be terminated early. Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or early termination of the applicable waiting period under the HSR Act. See Section 15 of the Offer to Purchase. Any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See Section 3 of the Offer to Purchase. If Purchaser's acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer will be extended in certain circumstances. See Section 1 of the Offer to Purchase.

    The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. The Company does not, and Purchaser has advised the Company that it does not, believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

    EUROPEAN UNION ANTITRUST COMPLIANCE. Parent and the Company each conduct business in member states of the European Union. European Union Council Regulation 4064/89, as amended, requires notification to and approval by the Commission of the European Union of certain mergers or acquisitions involving parties with aggregate worldwide sales and individual European Union sales exceeding certain thresholds, before such mergers or acquisitions are completed. Parent and the Company have sales that exceed these thresholds. A single notification to the Commission of the European Union eliminates any need to submit notifications of the Merger to national competition authorities in member states within the European Union. Parent initially notified the Commission of the European Union of the Offer in an informational meeting held on November 30, 2000. Parent intends to file formal notification with the European Union on or about December 12, 2000. The Commission of the European Union must review the Offer and the Merger to determine whether or not it is compatible with the common market and, accordingly, whether or not to the Merger to proceed. A merger or acquisition is considered compatible with the common market if it does not create or strengthen a dominant position as a result of which effective competition would be significantly impeded in the common market or in a substantial part of the common market. If a transaction is considered compatible with the common market it must be allowed to proceed. The Commission of the European Union has one month following submission of a complete notification to examine whether the Merger raises serious doubts with regard to its compatibility with the common market. If within this one-month period the Commission of the European Union decides that there are no serious doubts, or if it fails to reach a decision, the Merger is deemed approved. If, instead, the Commission of the European Union decides that there are serious doubts, it must open a more detailed investigation which can last up to an additional four months. Based on the examination of the information available to Parent, Purchaser, and the Company relating to the businesses in which the Parent, the Company and their respective subsidiaries are engaged, Parent, Purchaser and the Company believe that the transaction will not create or strengthen a dominant position and is, therefore, compatible with the common market within the meaning of European Union Council Regulation 4064/89. There can be no assurance, however, that a challenge to the Offer on European Union antitrust grounds will not be made by the Commission of the Commission of the European Union, or if such challenge made, what the result would be.

    REPUBLIC OF COLOMBIA ANTITRUST APPROVAL. Parent and Purchaser jointly expect to notify the Superintendence of Industry and Commerce (the "SIC") of the Offer on or about December 11, 2000. Pursuant to Colombian law, the SIC must indicate whether it objects to the Offer within thirty (30) business-days following the filing referred to in the preceding sentence. The thirty (30) business-day term will be suspended, however, upon a request for additional information by the SIC. If the SIC does not object to the Offer within the thirty
(30) business-day term (excluding the days during which such term has been suspended pursuant to a request by the SIC for additional information), the Offer shall be deemed to be approved. The receipt of approval from the SIC or the expiration of the thirty (30) business-day period is a condition to the Offer. See Section 1 and Section 15 to the Offer to Purchase.

    REPUBLIC OF POLAND ANTITRUST APPROVAL. Parent and the Company jointly expect to notify the President of the Office for Protection of Competition and Consumers (the "Office") of the Offer on or about December 15, 2000, pursuant to the Counteracting Monopolistic Practices Act. The assessment of a notification may last up to two (2) months, but there are exceptions for the acquisition of shares in publicly listed companies, for which the examination period may last up to two (2) weeks. Following the examination of the notification, the Office may either (i) inform Parent and the Company that it has no objection with regard to the Offer, (ii) issue a decision prohibiting the Offer, or
(iii) propose conditions which the parties must fulfill in order to obtain clearance. The receipt of approval from the Office is a condition to the Offer. See Section 1 and Section 15 to the Offer to Purchase.

    OTHER FILINGS. Purchaser and the Company each conduct operations in a number of other foreign countries, and filings may have to be made with foreign governments under their merger notification statutes. The filing requirements of various nations are being analyzed by the parties, and, where necessary, the parties intend to make such filings.

    CERTIFICATE OF INCORPORATION.

    The following is a discussion of the provisions of the Company's Certificate of Incorporation which the Company believes to be material to the Merger and the transactions contemplated thereby:

    BOARD OF DIRECTORS. Article Eighth of the Company's Certificate of Incorporation provides that in taking any action that may involve, or relate to a change or potential change of control of the Company, a director of the Company may consider, among other things, both the long-term and short-term interests of the Company and its stockholders and the effects that the Company's actions may have in the short-term or long-term upon any one of the following matters:

    - the prospects for potential growth, development, productivity and profitability of the Company;

    - the Company's current employees;

    - the Company's employees and other beneficiaries receiving or entitled to receive retirement, welfare or similar benefits from or pursuant to any plan sponsored, or agreement entered into, by the Company;

    - the Company's customers and creditors;

    - the ability of the Company to provide, as a going concern, goods services, employment opportunities and employment benefits and otherwise to contribute to the communities in which it does business; and

    - such other additional factors as a director may consider appropriate in such circumstances.

    However, nothing in Article Eighth of the Certificate of Incorporation creates a duty owed by a director of the Company to any person or entity to consider, or afford any particular weight to, any of the foregoing matters or to limit his or her consideration to the foregoing matters.

    WRITTEN CONSENT OF STOCKHOLDERS. Article Ninth of the Company's Certificate of Incorporation provides that no action of the Company's stockholders required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a stockholders' meeting. Article Ninth specifically denies the right of the Company's stockholders to consent to any action without a meeting.

    DIRECTORS; FIDUCIARY DUTIES. Article Eleventh of the Company's Certificate of Incorporation provides that directors of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director of the Company, except to the extent that such exemption or limitation is not permitted under the DGCL.

    RIGHTS AGREEMENT; AMENDMENT.

    The Company's Stockholder Protection Rights Agreement, dated as of
November 5, 1999, by and between the Company and Mellon Investor Services, L.L.C., formerly ChaseMellon Shareholder Services, L.L.C. (the "Rights Agreement"), provides that certain transactions, including the Offer and the Merger, will cause the issuance of right certificates unless prior Board of Directors approval of the Offer and the Merger is obtained. At a special meeting of the Board on November 27, 2000, the Board unanimously approved the Merger Agreement and the transactions contemplated thereby, and effective November 29, 2000, the Company and Mellon Investor Services, L.L.C., as Rights Agent, executed an amendment to the Rights Agreement (the "Amendment"). The Amendment, among other things, (i) excludes Parent and its affiliates and associates from the definition of an "Acquiring Person" thereunder with respect to transactions contemplated by and effected pursuant to the Merger Agreement; (ii) provides that the Merger Agreement and the transactions contemplated thereby would not trigger a "Flip-in Date" thereunder; (iii) provides that the "Separation Time," as defined thereunder, is deemed not to have occurred with respect to the Merger Agreement and the transactions contemplated thereby; and (iv) provides that the "Stock Acquisition Date" as defined thereunder is not deemed to have occurred by virtue of the execution and delivery of the Merger Agreement or any of the transactions contemplated thereby. The foregoing summary is qualified in its entirety by the provisions of the Amendment, which is filed as Exhibit (e)(11) hereto and incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

    The following Exhibits are filed herewith:

(a)(1)                  Offer to Purchase (incorporated by reference to
                        Exhibit (a)(1)(A) of Purchaser's Schedule TO, filed with the
                        Commission on December 8, 2000).
(a)(2)                  Letter of Transmittal (incorporated by reference to
                        Exhibit (a)(1)(B) of Purchaser's Schedule TO, filed with the
                        Commission on December 8, 2000).
(a)(3)                  Recommendation Letter to the Stockholders of the Company,
                        dated December 8, 2000.
(a)(4)                  Press Release issued by the Company on November 29, 2000,
                        announcing the Merger and the Offer (incorporated by
                        reference to Exhibit (a)(4) to the Company's
                        Schedule 14D-9, filed by the Company with the Commission on
                        November 30, 2000).
(a)(5)                  Opinion of The Robinson-Humphrey Company, LLC, dated
                        November 27, 2000 (included as ANNEX B to this
                        Schedule 14D-9).
(a)(6)                  Information Statement of the Company (included as ANNEX A to this Schedule 14D-9).
(a)(7)                  Transcript of Conference Call held by the Company on
                        December 5, 2000 (incorporated by reference to
                        Exhibit (a)(7) to the Company's Schedule 14D-9, filed by the
                        Company with the Commission on December 6, 2000).
(a)(8)                  Joint Press Release issued by Parent and the Company, dated
                        December 8, 2000 (incorporated by reference to
                        Exhibit (a)(1)(H) of Purchaser's Schedule TO, filed with the
                        Commission on December 8, 2000).
(e)(1)                  Agreement and Plan of Merger dated as of November 29, 2000, by and among Purchaser, Parent and the Company (incorporated by reference to Exhibit (d)(1) of Purchaser's Schedule TO, filed with the Commission on December 8, 2000).
(e)(2)                  Confidentiality Agreement, dated as of June 22, 2000, by and between Parent and the Company.
(e)(3)                  Executive Employment Agreement, entered into on
                        November 29, 2000, by and between the Company and Wesley E.
                        Cantrell.
(e)(4)                  Executive Employment Agreement, entered into on
                        November 29, 2000, by and between the Company and C. Lance
                        Herrin.
(e)(5)                  Amendment No. 2 to the Lanier Worldwide, Inc. Employee Stock
                        Purchase Plan, adopted November 29, 2000.
(e)(6)                  Amendment No. 2 to the Lanier Worldwide, Inc. Save to
                        Accumulate Retirement $ (STAR$) Plan, as amended and
                        restated as of December 1, 1999, executed November 28,
                        2000.
(e)(7)                  Letter Agreement, dated November 29, 2000, between Ricoh
                        Company, Ltd. and Harris Corporation (incorporated by
                        reference to Exhibit (d)(3) of Purchaser's Schedule TO,
                        filed with the Commission on December 8, 2000)
(e)(8)                  Letter Agreement, dated November 29, 2000, between Harris
                        Corporation, Ricoh Company, Ltd., and Lanier
                        Worldwide, Inc. (incorporated by reference to Exhibit (d)(4)
                        of Purchaser's Schedule TO, filed with the Commission on
                        December 8, 2000)
(e)(9)                  Sales Agreement, dated as of July 1, 1999, by and between
                        Parent and the Company
(e)(10)                 Voting and Tender Agreement, dated as of November 29, 2000, by and between Harris Corporation and Parent (incorporated by reference to Exhibit (d)(2) of Purchaser's Schedule TO, filed with the Commission on December 8, 2000).
(e)(11)                 Amendment to Rights Agreement, effective as of November 29,
                        2000.
ANNEX A                 Information Statement of the Company.
ANNEX B                 Opinion of the Robinson-Humphrey Company, LLC, dated
                        November 27, 2000.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                                       LANIER WORLDWIDE, INC.

                                                       By:   /s/ WESLEY E. CANTRELL
                                                             -----------------------------------------
                                                             Wesley E. Cantrell
                                                             Chairman and Chief Executive Officer

Dated: December 8, 2000

                                                                         ANNEX A

                             LANIER WORLDWIDE, INC.
                           2300 PARKLAKE DRIVE, N.E.
                             ATLANTA, GEORGIA 30945
                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

    This Information Statement is being furnished to holders of the Common Stock, par value $0.01 per share (individually, a "Share" and collectively, the "Shares"), of Lanier Worldwide, Inc., a Delaware corporation (the "Company") on or about December 8, 2000, as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). All references to "Shares" include the associated rights to purchase shares of the Company's Participating Preferred Stock, $.01 par value per share, issued pursuant to the Stockholder Protection Rights Agreement, dated as of November 5, 1999, as amended, between the Company and Mellon Investor Services, LLC, formerly ChaseMellon Shareholder Services, LLC, as Rights Agent. Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by LW Acquisition Corp. ("Purchaser") to at least a majority of the seats on the Board of Directors of the Company (the "Board of Directors"). The Merger Agreement requires the Company, after the purchase by Purchaser pursuant to the Offer of such number of Shares representing not less than a majority of the outstanding Shares on a fully diluted basis, to cause Parent's designees (the "Designees") to be elected to at least a majority of the seats on the Board of Directors as set forth below. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. However, you are not required to take any action. INFORMATION IS BEING PROVIDED FOR SOLELY INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

    Pursuant to the Merger Agreement, on December 8, 2000, Parent and Purchaser commenced the Offer. The Offer is scheduled to expire on January 8, 2000.

    The information contained in this Information Statement (including information listed in SCHEDULE I attached hereto) concerning Parent, Purchaser and the Designees has been furnished to the Company by Parent and Purchaser. The Company has no knowledge that would indicate that any of such information or that any statement based upon such sources is untrue. Any failure by Parent or Purchaser to update such information, or any failure by the Parent or Purchaser to disclose events which may have occurred and which may affect the significance or accuracy of such information, but which are unknown to the Company, may affect the accuracy or completeness of the information concerning Parent, Purchaser or the Designees supplied from such sources.

    The common stock of the Company is the only class of voting securities of the Company outstanding. Each Share has one vote. As of November 20, 2000, 84,768,152 Shares were issued and outstanding.

                            DIRECTORS OF THE COMPANY

GENERAL

    The Board of Directors is currently comprised of seven members. Pursuant to the Company's Certificate of Incorporation (the "Certificate of Incorporation"), directors are divided into three classes. All directors of the Company hold office until the election and qualification of their successors.

DESIGNEES OF PURCHASER

    Pursuant to the Merger Agreement, promptly upon the acceptance for payment of, and payment by Purchaser in accordance with the Offer for, Shares representing not less than a majority of the outstanding Shares on a fully diluted basis pursuant to the Offer, Parent is entitled to designate such number of members of the Board of Directors, rounded up, such that the percentage of its designees on the Board of Directors equals the percentage of Shares it beneficially owns; provided, however, that until the effective date of the Merger, there shall be at least two directors of the Company who are directors of the Company as of the date hereof. Upon the request of Parent, the Company shall promptly (i) either increase the size of the Board of Directors or use its best efforts to secure the resignation of such number of its current directors as is necessary to enable the Designees to be so elected to the Board of Directors and (ii) use its best efforts to cause the Designees to be so elected.

    Parent and Purchaser have informed the Company that Parent will choose the Designees from the individuals listed in SCHEDULE I attached hereto. Parent and Purchaser have informed the Company that each of the Designees listed in
SCHEDULE I has consented to act as a director, if so designated. It is expected that the Designees may assume office at any time following the purchase by Purchaser pursuant to the Offer of such number of Shares representing not less than a majority of the outstanding Shares on a fully diluted basis, which purchase cannot be earlier than January 8, 2000, and that upon assuming office, the Designees will thereafter constitute at least a majority of the Board of Directors.

    The Offer to Purchase indicates that the principal executive offices of Purchaser are located at 5 Dedrick Place, West Caldwell, New Jersey 07006 and the principal executive offices of Parent are located at 15-5 Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan.

CURRENT BOARD OF DIRECTORS OF THE COMPANY

    Set forth below, for each director of the Company, is information regarding the expiration of each director's current term as director, their age, as of December 7, 2000, position(s) with the Company, the period they have served as a director, any family relationship with any other director or executive officer of the Company, if any, and the directorships currently held by them in corporations whose shares are publicly registered.

    A. TERMS EXPIRING IN 2001

    C. Lance Herrin

    Atlanta, Georgia

    Mr. Herrin, age 59, is the President and Chief Operating Officer of the Company. He has been employed by the Company and its predecessor companies since 1967. Mr. Herrin is also a director of GuideOne Insurance Company. He has been a director of the Company since 1999 and is a member of the Executive Committee.

    David H. Hughes

    Orlando, Florida

    Mr. Hughes, age 56, has been the Chairman and Chief Executive Officer of Hughes Supply, Inc. since 1986. Mr. Hughes is also a director of SunTrust Banks, Inc. and Brown & Brown, Inc. He has been a director of the Company since 1999 and is a member of the Audit Committee and the Nominating and Compensation Committee.

    B. TERMS EXPIRING IN 2002

    Wesley E. Cantrell

    Atlanta, Georgia

    Mr. Cantrell, age 65, is the Chairman of the Board and Chief Executive Officer of the Company. He has been employed by the Company and its predecessor companies since 1955. Mr. Cantrell is also a director of Ann Taylor Stores Corp., Environmental Design International Ltd. and Impact Ministries, a not-for-profit organization, and is a member of the advisory board of First Union National Bank of Atlanta. Mr. Cantrell has been a director of the Company since 1999 and is Chairman of the Executive Committee.

    Clarence B. Rogers, Jr.

    Atlanta, Georgia

    Mr. Rogers, age 70, is the former Chairman of the Board and Chief Executive Officer of Equifax Inc. He served in various positions at Equifax from 1989 to 1999. Mr. Rogers is also a director of Morgan Stanley Dean Witter & Co.,
Briggs & Stratton Corporation, Oxford Industries, Inc., ChoicePoint Inc., and Datagistics, Inc. Mr. Rogers has been a director of the Company since 1999 and is Chairman of the Nominating and Compensation Committee.

    John F. Ward

    Atlanta, Georgia

    Mr. Ward, age 57, is the Chairman, President and Chief Executive Officer of Russell Corp. He has been employed by Russell Corp. since April 1998. From September 1996 to March 1998, Mr. Ward was President of J.F. Ward Group, Inc. From 1979 until 1993, he was President and CEO of several divisions of Sara Lee Corporation, and from 1992 to August 1996, he was Senior Vice President of Sara Lee Corporation. Mr. Ward is on the advisory board of the Robert C. Goizueta Business School as well as the board of visitors at Emory University. He is a member of the board of advisors for the Metro Atlanta Chamber of Commerce, CURE Childhood Cancer, United Way's Alexis de Tocqueville Society and the board of directors of The Georgian Club in Atlanta. Mr. Ward has been a director of the Company since 1999 and is Chairman of the Audit Committee.

    C. TERMS EXPIRING IN 2003

    Sidney E. Harris

    Atlanta, Georgia

    Mr. Harris, age 50, is the Dean of the J. Mack Robinson College of Business, Georgia State University. From 1987 through July 1997 he was a Professor of Management at the Peter F. Drucker Graduate Management Center at the Claremont Graduate School, Claremont, California. He is a director of TransAmerica Investors, Inc., ServiceMaster Company and Amresco, Inc. Mr. Harris has been a director of the Company since 1999 and is a member of the Audit Committee.

    Amos R. McMullian

    Thomasville, Georgia

    Mr. McMullian, age 62, is the Chairman of the Board of Directors and Chief Executive Officer of Flowers Industries, Inc. and has been employed by Flowers Industries, Inc. and its predecessor companies since 1963. He is also a director of Keebler Foods Company and serves on the Board of

Trustees of the Georgia Research Alliance. Mr. McMullian has been a director of the Company since 1999 and is a member of the Executive Committee and the Nominating and Compensation Committee.

MEETINGS OF THE BOARD OF DIRECTORS

    During the Company's fiscal year ended June 30, 2000, the Board of Directors held three regular meetings and four special meetings. Each member of the Board attended at least 75% of the meetings of the Board and the committees of which he is a member.

COMMITTEES OF THE BOARD OF DIRECTORS

    The Board of Directors has established three standing committees to assist in the discharge of its responsibilities. The principal functions of each committee are described below.

EXECUTIVE COMMITTEE

    The Executive Committee evaluates and reviews the Company's financial position and capital structure. The Executive Committee also approves capital asset transactions, and acquisitions and dispositions with a value of up to twenty million dollars. The members of the Executive Committee are Messrs. Cantrell (Chairman), Herrin and McMullian. The Executive Committee did not meet during the past fiscal year.

AUDIT COMMITTEE

    The Audit Committee serves as the representative of the Board of Directors, responsible for oversight of the Company's affairs in the areas of financial accounting and reporting and the underlying internal controls, as well as the financial aspects of the Company's funded benefit plans. It also recommends the independent auditors for appointment by the Board and approval of the stockholders. The members of the Audit Committee are Messrs. Ward (Chairman), Harris and Hughes. The Audit Committee held two meetings during the past fiscal year.

    The Audit Committee reviews and monitors the Company's accounting policies and financial reporting practices, paying particular attention to any weaknesses in internal accounting policies and controls, with the primary goal being to help assure that the Company's financial statements present fairly its financial results in accordance with generally accepted accounting principles. Through its activities, the Audit Committee facilitates open communication among the Company's directors, management, internal audit functions and the independent accountants.

NOMINATING AND COMPENSATION COMMITTEE

    The Nominating and Compensation Committee supervises the Company's general compensation strategies, including incentive compensation, stock options and benefit programs. The members of the Nominating and Compensation Committee are Messrs. Rogers (Chairman), Hughes and McMullian. The Nominating and Compensation Committee held four meetings during the past fiscal year.

    The Nominating and Compensation Committee reviews the Company's compensation philosophy and establishes the compensation for officers of the Company other than the Chief Executive Officer and President, whose compensation is recommended by the Nominating and Compensation Committee and approved by all of the outside directors. The Nominating and Compensation Committee generally administers the Company's stock incentive and stock-based compensation plans and other incentive plans. The Nominating and Compensation Committee also oversees the administration and operation of the Company's various retirement and pension plans, including the selection and review of the performance of the investment funds and the independent investment advisors for the plans.

    The Nominating and Compensation Committee identifies, evaluates and recommends director nominees to the Board of Directors and to be elected at the annual meeting of the stockholders and to fill vacancies; recommends directors' compensation and benefit plans to the Board of Directors; recommends committees of the Board of Directors and committee members; and facilitates the Board of Directors' evaluation of its effectiveness.

    The Nominating and Compensation Committee will consider suggestions for director nominees from all sources, including stockholders. Any stockholder suggestion, together with an appropriate biographical summary, should be sent to the Secretary of the Company. In addition, the Company's by-laws establish certain requirements concerning stockholder nominations for election of directors, including that notice of such nominations be delivered to the Secretary of the Company not less than 90 nor more than 120 days prior to the date of the annual meeting of stockholders. Each notice of nomination is required to contain the name and address of the stockholder who intends to make the nomination; the name, address and written consent of the nominee; and such other nominee information as would be required to be disclosed in a proxy solicitation.

COMPENSATION OF DIRECTORS

    Non-employee directors receive an annual retainer fee of $30,000. In addition, non-employee directors who serve on a standing committee receive an additional annual fee of $1,500 for their services on a committee, or $3,000 if serving as chairperson of a committee.

    Each non-employee director also receives $1,000 for attendance at each board meeting. In addition, each non-employee director receives $800 for attendance at each committee meeting and for participation in a telephonic or video conference meeting. Each non-employee director also is reimbursed for out-of-pocket expenses incurred in connection with attendance at board and committee meetings. In addition, each non-employee director is provided travel, accident and disability insurance in the event that the director is involved in an accident while traveling on business relating to the Company.

    Under the amended and restated Lanier Worldwide, Inc. Stock Incentive Plan, each non-employee director is granted an option to purchase 10,000 shares of the Company's common stock on the date such director joins the Company's Board of Directors, and is automatically granted an option to purchase 2,000 shares of Lanier common stock on the first business day of the month following each Annual Meeting. Neither the Company's Board of Directors nor any committee of the Board of Directors has any discretion with respect to the grant of options to non-employee directors.

    Under the Lanier Directors Deferred Compensation Plan (the "Directors Plan"), each non-employee director may elect to defer all or a portion of his or her fees. A director's account is credited with a number of units of Lanier common stock equivalents based upon the fair market value of the Lanier common stock on the date the fees otherwise would be paid. Once amounts are deferred they are only payable following a director's resignation, retirement or death. Each Lanier common stock unit is credited with dividend equivalents, which are deemed reinvested in additional Lanier common stock units on the dividend payment date. Amounts deferred under the Directors Plan are paid in whole shares of Lanier common stock and in cash for any fractional shares as soon as practicable following resignation, retirement or death. Within ninety days following a Change in Control (as defined in the Directors Plan), the Company will pay to each director (or former director) a cash lump sum payment equal to the then remaining balance in each such director's account.

    The Company has adopted a policy that directors retire from the Board of Directors effective at the end of the month in which they reach age seventy-two. In addition, a director is expected to tender automatically his or her resignation in the event of retirement or other significant change in status from the positions held with the Company at the time of election to the Board of Directors, although the Board of Directors may opt to have such director continue to serve on the Board of Directors.

                       EXECUTIVE OFFICERS OF THE COMPANY

    The Company's executive officers and key employees as of December 7, 2000 are as follows:

                                                                        POSITION WITH LANIER AND PRINCIPAL
NAME                          AGE           CURRENT POSITION       BUSINESS AFFILIATIONS DURING PAST FIVE YEARS
----                        --------   --------------------------  --------------------------------------------
Wesley E. Cantrell........     65      Chairman of the Board and   Chief Executive Officer since March, 1987.
                                       Chief Executive Officer     President, Lanier Business Products, 1977 to
                                                                   1987. Executive Vice President and National
                                                                   Sales Manager, 1972 to 1977. Vice President,
                                                                   1966 to 1972. Employed by Lanier since 1955.
                                                                   Member of the board of directors of Ann
                                                                   Taylor Stores Corp., Environmental Design
                                                                   International Ltd., OneCoast Network Corp.
                                                                   and Impact Ministries, a not-for-profit
                                                                   organization, and member of the advisory
                                                                   board of First Union National Bank of
                                                                   Atlanta. Mr. Cantrell is a director of the
                                                                   Company and is Chairman of the Executive
                                                                   Committee.

C. Lance Herrin...........     59      President and Chief         Chief Operating Officer since July, 1998.
                                       Operating Officer           Executive Vice President and General Manager
                                                                   --U.S. Operations, 1993 to 1998. Executive
                                                                   Vice President and General Manager --
                                                                   Imaging Systems Division, 1987 to 1993.
                                                                   Executive Vice President, Lanier Business
                                                                   Products, 1982 to 1987. Senior Vice
                                                                   President, 1981 to 1982. Vice President,
                                                                   1977 to 1981. Employed by Lanier since 1967.
                                                                   Member of the board of directors of GuideOne
                                                                   Insurance Company. Mr. Herrin is a director
                                                                   of the Company and is a member of the
                                                                   Executive Committee.

James A. MacLennan........     41      Executive Vice President    Executive Vice President and Chief Financial
                                       and Chief Financial         Officer since November, 1998. Vice
                                       Officer                     President, Finance, 1997 to 1998. Vice
                                                                   President, Accounting, Noble Drilling Corp.,
                                                                   1995 to 1997. Director-Risk/Audit, Noble
                                                                   Drilling Corp., 1993 to 1995.

                                                                        POSITION WITH LANIER AND PRINCIPAL
NAME                          AGE           CURRENT POSITION       BUSINESS AFFILIATIONS DURING PAST FIVE YEARS
----                        --------   --------------------------  --------------------------------------------
Charles T. Cobb...........     56      Senior Vice President,      Senior Vice President, U.S. Operations since
                                       U.S. Operations             August, 2000. Vice President since 1985.
                                                                   Employed by Lanier since 1968.

Timothy A. Vellek.........     45      Senior Vice President,      Senior Vice President, European Operations
                                       European Operations         since August, 2000. Vice President since
                                                                   1991. Employed by Lanier since 1978.

Paul M. Anderson..........     52      Vice President, Worldwide   Vice President, Worldwide Marketing since
                                       Marketing                   July, 1998. Vice President since 1989.
                                                                   Employed by Lanier since 1972.

Vera M. Arthur............     45      Vice President, Human       Vice President, Human Resources since April,
                                       Resources                   1999. Vice President since 1993. Employed by
                                                                   Lanier since 1979.

Brian R. Bergin...........     53      Vice President, Worldwide   Vice President, Worldwide Sourcing and
                                       Sourcing and Development    Development since November, 1998. Vice
                                                                   President since 1992. Employed by Lanier
                                                                   since 1976.

Richard P. Cleys..........     49      Vice President, Finance     Vice President, Finance and Treasurer since
                                       and Treasurer               January, 1999. Vice President and Corporate
                                                                   Controller, 1996 to 1999. Vice
                                                                   President/Finance and Chief Financial
                                                                   Officer, A.B. Dick Company, 1993 to 1996.

J. Michael Kelly..........     53      Vice President, General     Corporate Secretary since January, 1999,
                                       Counsel and Secretary       Vice President since 1989. General Counsel
                                                                   since 1987. Counsel, Harris Corporation 1980
                                                                   to 1987.

Steven R. McBrayer........     40      Vice President and          Vice President and Corporate Controller
                                       Corporate Controller        since January, 1999. Controller, Lanier
                                                                   Professional Services, 1997 to 1999.
                                                                   Director, Treasury Operations, 1996 to 1997.
                                                                   Manager, Treasury Operations, 1994 to 1996.

                              CERTAIN TRANSACTIONS

    Hughes Supply, Inc., a wholesale distributor that provides materials, equipment, and supplies primarily to the construction industry, purchases equipment and related services from the Company. David H. Hughes, one of the Company's directors, is the Chairman and Chief Executive Officer of Hughes Supply, Inc. In calendar year 1999, Hughes Supply, Inc. purchased $67,707 of equipment and related services from the Company, and from January 1, 2000 to July 31, 2000, Hughes Supply, Inc. purchased $173,919 of equipment and related services from the Company.

                      COMMON STOCK OWNERSHIP BY MANAGEMENT
                           AND PRINCIPAL STOCKHOLDERS

SECURITY OWNERSHIP OF OFFICERS AND DIRECTORS

    The following table sets forth information regarding beneficial ownership of the Company's Common Stock by each director, the Company's Chief Executive Officer and four other most highly compensated executive officers and the directors and executive officers of the Company as a group, all as of September 25, 2000:

                                                                   AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP
                                                         -------------------------------------------------------------
                                                            SOLE        OPTIONS       OTHER
                                                         VOTING AND   EXERCISABLE   BENEFICIAL     TOTAL      PERCENT
                                                         INVESTMENT     WITHIN      OWNERSHIP    BENEFICIAL      OF
INDIVIDUAL OR GROUP                                       POWER(1)    60 DAYS(2)      (3)(4)     OWNERSHIP     CLASS
-------------------                                      ----------   -----------   ----------   ----------   --------
Wesley E. Cantrell.....................................   125,051        797,300     148,068     1,045,419      1.2%
Sidney E. Harris.......................................         0              0           0             0        *
C. Lance Herrin........................................    26,253        245,046      69,913       341,212        *
David H. Hughes........................................         0              0           0             0        *
Amos R. McMullian......................................         0              0      24,301        24,301        *
Clarence B. Rogers, Jr.................................    10,000              0      22,474        32,474        *
John F. Ward...........................................         0              0           0             0        *
Paul M. Anderson.......................................    12,194         57,694       1,287        71,175        *
James A. MacLennan.....................................    19,946          5,583      34,752        60,281        *
Timothy A. Vellek......................................    12,879         12,097       1,489        26,465        *
All Executive Officers and Directors as a group (16
  persons).............................................   275,889      1,266,017     306,056     1,847,962      2.2%

------------------------------

*   Less than 1%.

(1) Includes shares owned under the Savings Incentive Plan as follows:
    Mr. Cantrell--3,434; Mr. Herrin--3,086; Mr. Anderson--4,382;
    Mr. MacLennan--4,946; and Mr. Vellek--4,251.

(2) Represents the shares that can be acquired through stock option exercises on or prior to October 31, 2000.

(3) Includes stock equivalent units under the Lanier Worldwide, Inc. STAR$ Supplemental Executive Retirement Savings Plan as follows:
    Mr. Cantrell--12,049; Mr. Herrin--7,506; Mr. Anderson--1,287;
    Mr. MacLennan--2,752; and Mr. Vellek--1,489. The deferred stock equivalent units are settled in cash following, or under certain circumstances prior to, retirement, and may not be voted or transferred.

(4) Includes performance share awards under the Stock Incentive Plan and deferred compensation under the Lanier Worldwide, Inc. Deferred Compensation Plan for Directors as follows: Mr. Cantrell--111,018; Mr. Herrin--62,407; Mr. MacLennan--32,000; Mr. McMullian--24,301; and Mr. Rogers--22,474. Also includes 25,000 shares of restricted stock awarded to Mr. Cantrell under the Stock Incentive Plan. The named individuals have voting power but no investment power over the performance shares and the restricted stock.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth each person who, to the Company's knowledge, had sole or shared voting or investment power over more than five percent of the outstanding shares of common stock as of December 7, 2000.

                                                              AMOUNT AND NATURE
                                                                OF BENEFICIAL     PERCENT
NAME AND ADDRESS OF BENEFICIAL OWNER                              OWNERSHIP       OF CLASS
------------------------------------                          -----------------   --------
Harris Corporation(1) ......................................      8,785,958         10.4%
  1025 West NASA Boulevard
  Melbourne, Florida 32919

Steel Partners II, L.P.(2) .................................      6,069,300          7.2%
  150 East 52nd Street
  New York, New York 10022

------------------------

(1) This information is based on information provided by Harris Corporation to the Company in connection with the Merger Agreement, as of November 29, 2000.

(2) This information is based on information set forth in a Schedule 13D dated November 30, 2000 that has been filed with the Securities and Exchange Commission.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

    The following information is furnished for the fiscal years ended June 30, 2000, July 2, 1999 and July 3, 1998 with respect to the Company's Chief Executive Officer and each of the four other most highly compensated executive officers of the Company during fiscal year 2000 whose salary and bonus exceeded $100,000 (collectively, the "Named Executive Officers").

                                                                                                 LONG-TERM
                                                                                               COMPENSATION
                                                                                          -----------------------
                                                           ANNUAL COMPENSATION              AWARDS      PAYOUTS
                                                   ------------------------------------   ----------   ----------
                                                                              OTHER       SECURITIES                     ALL
                                                                             ANNUAL       UNDERLYING      LTIP          OTHER
                                         FISCAL                           COMPENSATION     OPTIONS/    PAYOUTS(2)   COMPENSATION
NAME AND PRINCIPAL POSITION               YEAR     SALARY($)   BONUS($)      (1)($)        SARS (#)     (3) ($)        (4)($)
---------------------------             --------   ---------   --------   -------------   ----------   ----------   -------------
Wesley E. Cantrell....................    2000      441,538    184,951        3,600       250,000(5)     23,264        35,268
  Chairman and                            1999      337,886    182,600       24,000       155,092(6)    315,000        27,879
  Chief Executive Officer                 1998      312,115    352,501       26,400       124,074(6)    407,100        26,386
C. Lance Herrin.......................    2000      274,423    127,197        1,440       190,000(5)      9,305        29,192
  President and Chief                     1999      228,077    243,180        9,600        62,037(6)    126,000        20,412
  Operating Officer                       1998      218,077    255,585       10,560        49,629(6)    159,300        20,046
James A. MacLennan....................    2000      189,038     48,613            0       120,000(5)     11,000         9,712
  Executive Vice President;               1999      165,385     44,886            0        11,166(6)          0         8,281
  Chief Financial Officer                 1998      152,462     48,921            0               0           0         1,968
Paul M. Anderson......................    2000      131,346     57,973          240        52,500(5)     12,326        11,284
  Vice President--                        1999      124,615    101,700        1,920        20,472(6)     31,500        10,382
  Worldwide Marketing                     1998       88,654    122,283        2,640        12,407(6)     39,825         7,443
Timothy A. Vellek.....................    2000      140,769     81,859            0        52,500(5)     17,500         9,606
  Senior Vice President --                1999      108,231     84,429            0        16,129(6)     28,000         7,151
  European Operations                     1998       87,546     61,200            0               0       2,700         4,722

------------------------------

(1) The amounts reported represent dividend equivalent payments on outstanding performance shares granted under the Stock Incentive Plan for which the performance period has not yet expired.

(2) The value of performance shares earned for the three-year performance period ended June 30, 2000 (Mr. Cantrell--31,019 shares; Mr. Herrin--12,407 shares and Mr. Anderson--3,102) is based upon the closing price of the Company's common stock on August 3, 2000 (the date on which the share awards were approved).

(3) Payouts for fiscal 1998 and 1999 were made pursuant to grants under the Long-term Incentive Plan for Key Employees. The payments reflected in the table for fiscal years 1998 and 1999 are for performance during the three-year performance periods ended June 27, 1998 and July 3, 1999, respectively.

(4) Amounts reported include:

    --  Contributions to the Lanier Worldwide, Inc. Save to Accumulative
       Retirement $ (STAR$) Plan for fiscal year 2000: Mr. Cantrell--$4,990, Mr. Herrin--$5,003, Mr. MacLennan--$5,570, Mr. Anderson--$5,049, and Mr. Vellek--$5,290; for fiscal year 1999: Mr. Cantrell--$5,209,
       Mr. Herrin--$5,258, Mr. MacLennan--$3,863, Mr. Anderson--$5,394, and Mr. Vellek--$4,864; for fiscal year 1998: Mr. Cantrell--$5,935,
       Mr. Herrin--$7,415, Mr. MacLennan--$847, Mr. Anderson--$6,034, and Mr. Vellek--$4,604.

    --  Contributions to the Lanier Worldwide, Inc. STAR$ Supplemental Executive
       Retirement Savings Plan for fiscal year 2000: Mr. Cantrell--$16,828,
       Mr. Herrin--$11,724, Mr. MacLennan--$2,715, Mr. Anderson--$2,956, and
       Mr. Vellek--$1,861; for fiscal year 1999: Mr. Cantrell--$17,686,
       Mr. Herrin--$11,509, Mr. MacLennan--$3,939, Mr. Anderson--$3,529, and
       Mr. Vellek--$1,861; for fiscal year 1998: Mr. Cantrell--$15,537,
       Mr. Herrin--$7,681, Mr. MacLennan--$920, Mr. Anderson--$363, and
       Mr. Vellek--$118.

    -- The taxable portion of premiums on life insurance provided for fiscal year 2000: Mr. Cantrell--$1,289, Mr. Herrin--$2,211,
       Mr. MacLennan--$433, Mr. Anderson--$814, and Mr. Vellek $511; for fiscal year 1999: Mr. Cantrell--$4,984, Mr. Herrin--$3,645,
       Mr. MacLennan--$479, Mr. Anderson--$1,659, and Mr. Vellek--$802; for fiscal year 1998: Mr. Cantrell--$4,914, Mr. Herrin--$4,950,
       Mr. MacLennan--$201, Mr. Anderson--$1,046, and Mr. Vellek--$344.

(5) Lanier common stock.

(6) Lanier common stock, issued in exchange for Harris common stock on the date of the spin-off.

OPTION/SAR GRANTS IN THE LAST FISCAL YEAR

    Shown below is additional information on grants of stock options made under the Stock Incentive Plan during fiscal year 2000. The amounts shown for potential realizable values are based upon assumed annualized rates of the Company's stock price appreciation of five percent and ten percent over the full ten year term (or shorter term) of the options, as required by the Securities and Exchange Commission, and are not intended to represent or forecast possible future appreciation, if any, of the price of the Company's common stock.

                                                         INDIVIDUAL                           POTENTIAL REALIZABLE
                                    -----------------------------------------------------       VALUE AT ASSUMED
                                     NUMBER OF      % OF TOTAL                                   ANNUAL RATES OF
                                     SECURITIES    OPTIONS/SARS    EXERCISE                 STOCK PRICE APPRECIATION
                                     UNDERLYING     GRANTED TO      OR BASE                      FOR OPTION TERM
                                    OPTION/SARS    EMPLOYEES IN      PRICE     EXPIRATION   -------------------------
NAME                                GRANTED (1)     FISCAL YEAR    ($/SHARE)      DATE        5% ($)        10% ($)
----                                ------------   -------------   ---------   ----------   -----------   -----------
Wesley E. Cantrell................    125,000          3.20%         4.125     11/12/2009        0                0
                                      125,000          3.20          2.250     4/27/2010         0          124,000

C. Lance Herrin...................     90,000          2.30          4.125     11/12/2009        0                0
                                      100,000          2.56          2.250     4/27/2010         0           99,200

James A. MacLennan................     40,000          1.02          4.125     11/12/2009        0                0
                                       80,000          2.05          2.250     4/27/2010         0           79,360

Paul M. Anderson..................     15,000          0.38          4.125     11/12/2009        0                0
                                       37,500          0.96          2.250     4/27/2010         0           37,200

Timothy A. Vellek.................     15,000          0.38          4.125     11/12/2009        0                0
                                       37,500          0.96          2.250     4/27/2010         0           37,200

------------------------------

(1) All stock option grants were made under the Stock Incentive Plan. The term of each stock option is generally ten years and is exercisable in installments of 50% after one year, 75% after two years, and 100% after three years. The exercise price is the closing price of a share of the Company's common stock on the date of the grant. The exercise price may be paid in cash and/or shares of the Company's common stock, or "cashless exercise" procedures may be used. In the event of a change of control, outstanding options become immediately exercisable.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END
  OPTION/SAR VALUES

    Shown below for the Named Executive Officers are the number of shares covered by exercisable and unexercisable options held by such executives on June 30, 2000. These options were granted under the Stock Incentive Plan. No stock options were exercised by any of the Named Executive Officers in fiscal year 2000, and no stock options were "in the money" on June 30, 2000, based upon the closing price of the Company's common stock reported on the New York Stock Exchange.

                                                                      NUMBER OF SECURITIES
                                                                      UNDERLYING UNEXPIRED
                                                                         OPTIONS/SARS AT
                                                                       FISCAL YEAR-END (#)
                                                                   ---------------------------
NAME                                                               EXERCISABLE   UNEXERCISABLE
----                                                               -----------   -------------
Wesley E. Cantrell..........................................         766,678        358,565
C. Lance Herrin.............................................         229,537        233,426
James A. MacLennan..........................................           5,583        125,583
Paul M. Anderson............................................          44,356         65,838
Timothy A. Vellek...........................................           8,064         60,565

LONG-TERM INCENTIVE PLANS--AWARDS IN THE LAST FISCAL YEAR

    Awards of performance shares under the Stock Incentive Plan to participants are made at the beginning of each performance period and are earned based on the Company's performance. The Stock Incentive Plan is designed to motivate key employees to maximize stockholder value by aligning their interests with stockholder interests. For the Company's executives, the payout is determined by the Nominating and Compensation Committee based upon the Company's financial performance compared with strategic plan objectives. Performance criteria include the Company's net income during the three-year strategic plan cycle. Share payouts are made following the determination of the committee and range from zero to a maximum of 200% of the original shares awarded. Participants receive quarterly cash payments on the performance share awards in an amount equal to dividends paid to stockholders.

    Shown below is information with respect to awards of performance shares granted under the Stock Incentive Plan during fiscal year 2000 to the Named Executive Officers.

                                                                        ESTIMATED FUTURE PAYOUT UNDER
                                                                               PERFORMANCE OR
                                                                         NON-STOCK PRICE-BASED PLAN
                                                                                OTHER PERIOD
                                                        PERFORMANCE    -------------------------------
                                                          OR OTHER     THRESHOLD    TARGET    MAXIMUM
                                             NUMBER     PERIOD UNTIL    LANIER      LANIER     LANIER
                                           OF LANIER     MATURATION     SHARES      SHARES     SHARES
NAME                                         SHARES      OR PAYOUT        (#)        (#)        (#)
----                                       ----------   ------------   ---------   --------   --------
Wesley E. Cantrell.......................    35,000       6/30/2002     35,000      35,000     70,000
                                             25,000      11/27/2002     25,000      25,000     25,000
C. Lance Herrin..........................    15,000       6/30/2002     15,000      15,000     30,000
James A. MacLennan.......................     7,000       6/30/2002      7,000       7,000     14,000
Paul M. Anderson.........................        --              --         --          --         --
Timothy A. Vellek........................        --              --         --          --         --

RETIREMENT PLANS

    The Company's defined benefit retirement program consists of:

    -- A tax-qualified, funded pension plan, the Pension Equity Plan, which is available to substantially all of the United States employees of the Company and its participating subsidiaries and affiliated companies; and

    -- A non-qualified, unfunded supplemental retirement income plan, the Lanier Worldwide, Inc. Supplemental Executive Retirement Plan, which provides benefits that would be provided, but for certain limits imposed by the Internal Revenue Code on tax-qualified plans, under the Pension Equity Plan.

    The Pension Equity Plan is a defined benefit plan. Its benefits are fully paid by the Company, and employees become vested upon the completion of five years of service.

    In July 1997, the Company amended its pension plan to provide for a lump sum retirement benefit calculated by reference to a formula based upon final average pay, age and years of service. The lump sum may be converted to a straight life annuity or other form. Under the amended plan, if the determination of benefits payable to individuals who were eligible for retirement or nearing retirement at the time of the amendment, including Messrs. Cantrell and Herrin, would have resulted in a reduction of accrued benefits under the plan as in effect prior to the 1997 amendment, then the benefits payable to that person are as calculated under the plan without giving effect to the amendment. Instead, those employees will receive annual pension benefits determined by adding (a) 1.22% of the average of the employee's five highest consecutive years' compensation in the last ten calendar years before retirement, multiplied by the lesser of the employee's years of service or 30, and (b) 0.33% of that part of the employee's five-year average compensation in excess of a certain amount, multiplied by the lesser of the employee's years of service or 30. Benefits are computed as a straight life annuity, but may be converted to a lump sum or other form.

    The following table shows the estimated annual benefits under (1) the Pension Equity Plan for the Company's executives (including Messrs. Cantrell and Herrin) calculating annual benefits under the terms of the Pension Equity Plan as in effect prior to the 1997 amendment and (2) the Supplemental Executive Retirement Plan, payable at age 65 or older.

PENSION PLAN TABLE

                                                         ESTIMATED ANNUAL RETIREMENT BENEFITS
                                                             FOR CREDITED YEARS OF SERVICE
                                                       -----------------------------------------
HIGHEST CONSECUTIVE 5-YEAR AVERAGE COMPENSATION           15         20         25         30
-----------------------------------------------        --------   --------   --------   --------
$250,000............................................   $ 56,600   $ 75,400   $ 94,300   $113,200
500,000.............................................    114,700    152,900    191,200    229,400
750,000.............................................    172,800    230,400    288,100    345,700
1,000,000...........................................    231,000    307,900    384,900    461,900
1,250,000...........................................    289,100    385,400    481,800    578,200

    Under these plans, both Mr. Cantrell and Mr. Herrin are credited with the maximum of 30 years of service. Messrs. MacLennan, Anderson and Vellek have 2, 22 and 18 years of service, respectively. For the year ended June 30, 2000, the highest consecutive five year average compensation for Mr. Cantrell for purposes of the above determination was $770,000 and for Mr. Herrin was $508,126.

    Compensation as in effect prior to the July 1997 amendment consists of base salary, bonuses and sales commissions and, for periods prior to 1998, included income recognized upon the exercise of Harris stock options. Compensation as in effect after the July 1997 amendment consists of gross income, including salary, bonuses, sales commissions, vacation pay, compensation received while on an authorized leave of absence, and short-term disability payments, but excludes severance pay, payments made in consideration of a release of employment with the Company, payments attributable to domestic or foreign assignment differential, any contest payments, any expense-related reimbursement, and payments made under any long-term incentive plan, including income from the exercise of stock options or the value of life insurance or other non-cash perquisites includible in the participant's gross income. Base salary includes certain deferred amounts.

    Benefits under the Pension Equity Plan and the Lanier Supplemental Executive Retirement Plan are not subject to any deduction for Social Security or other offset amounts.

EXECUTIVE SEVERANCE AGREEMENTS

    To provide continuity of management and dedication of corporate executives in the event of a threatened or actual change in control of the Company, the board has approved severance agreements for officers and key managers, including the Named Executive Officers. Under these agreements, officers and key managers of the Company are provided with severance benefits in the event the executive's employment is terminated by the Company without cause or by the executive for good reason within two years following a change in control (all terms as defined in the severance agreement).

    Under the severance agreement, the executive agrees not to voluntarily terminate his or her employment with the Company during the six-month period following a change in control. The lump sum severance benefit payable under the severance agreement equals the sum of: (a) the executive's unpaid base salary through date of termination, a pro rata annual bonus (as determined under the severance agreement) and any compensation deferred by the executive other than under a tax-qualified plan and any accrued vacation pay; and (b) from one to three times the executive's highest annual rate of base salary during the 12-month period prior to the date of termination and from one to three times the greater of the executive's highest annual bonus in the last three years, the executive's target bonus for the year during which the change in control occurred, or the executive's target bonus for the year in which the executive's employment is terminated. Payment amounts are three times compensation for Mr. Cantrell and the other Named Executive Officers. In addition, the executive receives the same level of medical, dental, accident, disability, life insurance and any similar benefits (or the highest level of coverage provided to active executives, if more favorable). The executive also receives reimbursement for any relocation expense related to pursuit of other business opportunities incurred within two years following the date of termination, for recruitment or placement services of up to $4,000 and for professional financial or tax planning services of up to $5,000. The severance agreement also provides for a tax gross-up payment to the executive in the event that payment of any severance benefits are subject to excise tax imposed under Section 4999 of the Internal Revenue Code. In addition, the Company shall reimburse the executive for any legal fees and costs with respect to any dispute arising under the severance agreement.

NON-COMPETITION AND EMPLOYMENT AGREEMENTS

    The Company has entered into employment agreements with Messrs. Cantrell, Herrin and MacLennan. These agreements are for a continuous term of one year. The agreements are terminable by the Company and by the executive upon sixty days written notice, or immediately for "cause" (as defined in the employment agreement) or upon the death or total disability of the executive. The agreements specify the compensation the executive will receive, and the benefit plans, stock incentives, club memberships, financial planning and other benefits that are to be provided by the Company. The agreements provide that the executive shall not compete with the Company nor recruit, hire or solicit any employee of the Company during the first two years after leaving the Company's employment.

EXECUTIVE EMPLOYMENT AGREEMENTS

    In connection with the transactions contemplated by the Merger Agreement, on November 29, 2000, Messrs. Cantrell and Herrin each entered into executive employment agreements (each, an "Executive Employment Agreement" and, collectively, the "Executive Employment Agreements") with the Company which are contingent upon the consummation of the Merger and become effective immediately thereafter. Upon the consummation of the Merger, the Executive Employment Agreements will serve to supersede the Employment Agreements and Executive Severance Agreements previously executed by such officers. Except as stated otherwise, for purposes of this description of the Executive Employment Agreements, all capitalized terms used herein shall have the meanings ascribed to them in the Executive Employment Agreements, which are filed as Exhibits (e)(3) and (e)(4) to the

Schedule 14D-9. The summary of the Executive Employment Agreements is qualified in its entirety by reference to the Executive Employment Agreements.

    Mr. Cantrell's agreement provides for a six-month term of employment commencing upon the Effective Time (as such term is defined in the Merger Agreement) and provides for a base salary of $1,000,000. Upon expiration of Mr. Cantrell's term of employment, he is entitled to receive a termination payment of $2.8 million and continued welfare benefits for a period of two years. In the event his employment is terminated by the Company without Cause or by Mr. Cantrell for Good Reason prior to the expiration of his employment term, Mr. Cantrell will be entitled to receive the base salary that would have been due for the remainder of the term had his employment not been terminated as well as a termination payment of $2.8 million. This agreement contains non-compete and non-solicitation provisions. A copy of this agreement is filed as Exhibit (e)(3) to the Schedule 14D-9.

    Mr. Herrin's agreement provides for a two-year term of employment commencing upon the Effective Time (as such term is defined in the Merger Agreement), which automatically renews for successive one-year periods unless either party gives notice of its intention to terminate and provides for a base salary of $425,000. In addition Mr. Herrin will be eligible to receive the following bonus payments:
(i) an annual bonus of up to $350,000; (ii) a long term incentive bonus of up to $120,000 payable annually; and (iii) a retention bonus of $200,000 payable upon each of the first and second anniversaries of the Effective Time (as such term is defined in the Merger Agreement) if Mr. Herrin is still employed with the Company at such times. Upon expiration of Mr. Herrin's term of employment, he is entitled to receive a termination payment of $1.7 million and continued welfare benefits for a period of two years. In the event his employment is terminated by the Company without Cause or by Mr. Herrin for Good Reason prior to the expiration of his employment term, Mr. Herrin will be entitled to receive the remaining unpaid retention bonuses that would have been due for the remainder of the term had his employment not been terminated as well as the termination payment of $1.7 million. This agreement contains non-compete and non-solicitation provisions. A copy of this agreement is filed as Exhibit (e)(4) to the Schedule 14D-9.

INDEMNIFICATION AGREEMENTS

    Each of the directors and executive officers (including the Named Executive Officers) have entered into an indemnification agreement with the Company pursuant to which each director and executive officer is indemnified against expenses (including attorneys' fees, judgments, fines, and amounts paid in settlement) actually and reasonably incurred in connection with any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal or administrative or investigative, to which he or she was, is, or is threatened to be made a party by reason of being or having been such a director or officer, to the full extent allowable under Delaware law.

NOMINATING AND COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Nominating and Compensation Committee consists of Messrs. Rogers, Hughes and McMullian, each a non-employee director. No director or executive officer of the Company serves on the compensation committee of the board of directors of any company for which Messrs. Rogers, Hughes and McMullian serve as executive officers or directors.

                        REPORT ON EXECUTIVE COMPENSATION

    The Nominating and Compensation Committee, which is composed solely of non-employee directors, approves the Company's compensation philosophy and the compensation, perquisites, and other benefits for executive officers under salary, incentive and other plans authorized by the board of directors or the stockholders. In addition, the Nominating and Compensation Committee recommends for consideration and approval by all of the non-employee directors the compensation of the Chief Executive Officer and the President.

COMPENSATION PHILOSOPHY

    The compensation program for executive officers is designed to attract, retain and motivate high performance executives and reward them for the achievement of short and long-term strategic goals and enhancement of stockholder value. Currently, the compensation program is highly leveraged with at-risk incentive compensation accounting for a larger percentage of annual cash compensation than typically found in other companies. The main elements of the program are:

    -- Annual cash compensation, which consists of base salary and a short-term incentive component pursuant to the Key Contributor Incentive Plan; and

    -- Long-term compensation, which consists of cash and equity based incentives, pursuant to the Long-term Incentive Plan for Key Employees and the Stock Incentive Plan.

    Annual cash compensation is targeted at the median, or 50th percentile, of selected peer group companies of comparable size and other comparably sized companies, with short-term incentive compensation opportunities having upside potential such that high performance could bring annual cash compensation to the 75th percentile.

    Long-term compensation is targeted at or slightly above the median of selected peer group companies of comparable size and other comparably sized companies.

    In order to reinforce management's alignment with stockholder interests, the Nominating and Compensation Committee established stock ownership guidelines for executive officers at the time the Company became publicly traded. These guidelines range from one to three times base salary depending on job level, and include stock owned by the executive, vested stock options, performance shares and other restricted stock grants, and stock acquired through the company's 401(k) and Employee Stock Purchase Plan. Failure to meet the established guidelines within five years of becoming covered by the guidelines will be taken into consideration when awarding future stock based grants.

    The Company's executive compensation program is designed to ensure that executive pay remains competitive with comparable jobs, responsibilities and performance in comparably sized companies. For this reason, we periodically retain outside compensation and benefit consultants to review executive compensation programs.

ANNUAL CASH COMPENSATION

    Annual cash compensation consists of base salary and a short-term incentive based on (1) the Company's financial performance on a consolidated basis, in the case of corporate executives, and (2) the relevant business unit's financial performance and the Company's performance on a consolidated basis, in the case of business unit executives. Base salaries and short-term incentives for executive officers, other than the Chief Executive Officer and the President, are recommended by the Company's management and then reviewed and approved by the Nominating and Compensation Committee.

    BASE SALARY. Base salary for executive officers is currently positioned below the median of the comparable group outlined in the compensation philosophy section of this report. During fiscal year 2000, the Company became an independent publicly held company. Prior to the Company's spin-off from Harris, the Company was a wholly owned subsidiary of Harris. This change in company status significantly expanded the scope of responsibility of certain executive officers. As a result of this change in scope, base salary levels for executive officers individually, and as a group, measured significantly below targeted competitive levels. In order to accomplish the Company's objective of targeting base salaries at the median, base salaries for certain executives have been adjusted over time to bring them closer to competitive market levels. Increases in base salary are determined by individual and company performance, the scope of the position and the relationship with competitive market data, and are based on subjective evaluations of all relevant factors.

    SHORT-TERM INCENTIVE. Short-term incentive payments are made under the Key Contributor Incentive Plan, as amended and restated effective August 3, 2000, which has been adopted by the Board of Directors and which was ratified by the stockholders at the 2000 Annual Meeting. Payments to executive officers are based upon the percentage achievement of pre-established financial objectives. For fiscal year 2000, short-term incentive payments were based upon the attainment of net income and revenue growth objectives. The percentage of an executive's annual cash compensation attributable to the short-term incentive component increases proportionately with his or her level of management responsibility. For the Named Executive Officers, short-term incentive opportunity at target ranged from 39% to 51% of total annual cash compensation opportunity.

LONG-TERM COMPENSATION

    The Company maintains the Long-Term Incentive Plan for Key Employees. This plan was adopted by the Board of Directors in October 1999, was ratified by the stockholders at the 2000 Annual Meeting and was amended and restated effective August 3, 2000. The Company's Board of Directors has also adopted the Stock Incentive Plan effective October 21, 1999 in conjunction with the spin-off from Harris. This plan is also being presented for ratification by the stockholders at the Annual Meeting. In any given year, an executive officer may be offered participation in a single plan or in a combination of plans. Each plan is described below.

    LONG-TERM INCENTIVE PLAN. Cash based long-term incentive compensation for executive officers is provided under this plan. The plan permits the granting of cash awards based on pre-established performance criteria using the Company's strategic planning process and a period of time (generally three years) over which performance is to be measured.

    For the three-year period beginning on July 1, 1999 no new awards were granted under the Long-Term Incentive Plan for Key Employees. For the three-year period ending on June 30, 2000, payouts made under the Long-Term Incentive Plan for Key Employees were based upon 71.4% achievement of the aggregate net income targets for the three-year period.

    STOCK INCENTIVE PLAN. The Stock Incentive Plan permits the granting of any or all of the following types of awards: performance shares conditioned upon meeting certain performance criteria, restricted stock, stock options, stock appreciation rights, and other awards valued by reference to, or based on, the Company's common stock.

    In fiscal year 2000, awards made under the Stock Incentive Plan were in the form of non-qualified stock options. Additionally, a limited group of Named Executive Officers received a performance share award grant. Stock options and performance shares are discussed below.

    -- STOCK OPTIONS. Stock options are granted at fair market value as of the date of the grant, vest over three years, and have a term of not greater than ten years. Stock options provide value only when the price of the Company's common stock increases above the option grant price. Approximately 1,100 employees received stock option grants in fiscal year 2000, including the Named Executive Officers.

    -- PERFORMANCE SHARES. Each participant is awarded a specified number of performance shares that can be earned during the period, based on achieving one or more pre-established financial objectives. At the beginning of an award cycle, performance criteria are established using the Company's strategic planning process and a period of time (generally three years) is established during which performance is to be measured. Performance shares are subject to forfeiture if performance objectives are not attained or if a participant's employment is terminated for certain reasons before the performance period has ended. The value of performance shares is based on the value of the Company's common stock. Performance shares were granted to three executive officers in fiscal year 2000.

    The Nominating and Compensation Committee believes that through the use of stock incentives, the interests of the Company's executives are directly related to the enhancement of stockholder value.

CHIEF EXECUTIVE OFFICER COMPENSATION

    The Chief Executive Officer's base salary, short-term incentive compensation, and long-term incentive compensation are annually reviewed and recommended by the Nominating and Compensation Committee and approved by the non-employee directors. In recommending Mr. Cantrell's compensation for fiscal year 2000, the Nominating and Compensation Committee considered both the Company's performance and Mr. Cantrell's individual performance along with recommendations from the independent compensation consultant in light of his change in responsibilities resulting from the spin-off from Harris and his promotion to Chairman of the Board.

    Mr. Cantrell's annual salary was increased from $340,000 to $500,000 in November 1999 in conjunction with the spin-off and to reflect his additional responsibilities as Chairman of the Board and Chief Executive Officer of the Company.

    Under the Key Contributor Incentive Plan, Mr. Cantrell received annual short-term incentive compensation for fiscal year 2000 based upon 48.5% achievement of the Company's net income target and 86.9% achievement of the Company's revenue target for the year.

    Mr. Cantrell's long-term incentive compensation was in the form of stock options and performance shares. Mr. Cantrell received grants totaling 250,000 stock options and 35,000 performance shares in fiscal year 2000. For the three-year performance period ended June 30, 2000, Mr. Cantrell's performance share award payout was based on aggregate net income performance of the Company compared with the aggregate net income target established at the beginning of the performance period. Based upon the Company's performance and the payout formula recommended by the Nominating and Compensation Committee, the non-employee directors authorized a payout of 31,019 shares for Mr. Cantrell for the three-year period ended June 30, 2000.

    At the time of the spin-off from Harris the Nominating and Compensation Committee recommended, and the non-employee directors authorized, a restricted stock grant of 25,000 shares for Mr. Cantrell that contained vesting requirements tied to his continued service and satisfaction of certain financial performance objectives.

    Mr. Cantrell participates in the same benefit programs as all other employees of the Company. In addition, the Company has an employment agreement with Mr. Cantrell which provides certain other benefits and payments in connection with Mr. Cantrell's continued service.

CONCLUSION

    The Nominating and Compensation Committee believes that the executive compensation program directly links the pay opportunities of the Company's executives to the financial and stockholder returns of the Company. These programs reinforce the link between pay and performance, and between executive compensation and stockholder return, and allow the company to attract and retain a quality management team.

                                          Nominating and Compensation Committee
                                          Clarence B. Rogers, Jr., Chairman
                                          David H. Hughes
                                          Amos R. McMullian

            SECTION 16(B) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors and persons who beneficially own more than ten percent of the Company's common stock to file with the Securities and Exchange Commission certain reports, and to furnish copies thereof to the Company, with respect to each such person's beneficial ownership of such equity securities. Based solely upon a review of the copies of such reports furnished to the Company and certain representations of such persons, the Company believes that all filings were timely.

                         STOCK PRICE PERFORMANCE GRAPH

    The following stock price performance graph compares the cumulative total stockholder return of the Company's common stock with the cumulative total return of (1) the New York Stock Exchange and (2) a selected industry peer group consisting of the following companies: Danka Business Systems, Inc., Global Imaging Systems, Inc., IKON Office Solutions, Inc., Lexmark International
Group, Inc., and Xerox Corporation. The peer group was chosen because it is more representative of companies comparable to the Company's than any published index. The stock price performance graph assumes an investment of $100 in the Company's common stock and in the two indices on November 8, 1999. Stock price performance, presented monthly for the period from November 8, 1999 through November 30, 2000, is not necessarily indicative of future results.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

              LANIER   NYSE   PEER
Nov 8 1999       100     100    100
Dec 31 1999   137.78  103.16  94.75
Jan 31 2000   124.44   98.63  89.12
Feb 29 2000      100   94.01  91.15
Mar 30 2000    73.33  102.74  82.98
Apr 28 2000    68.89  102.18  81.98
May 31 2000   106.67  102.09  70.88
Jun 30 2000    35.56  101.99  63.11
Jul 31 2000    24.44  101.63  55.93
Aug 31 2000    35.56  107.01  68.71
Sep 29 2000    35.56  105.18  52.72
Oct 31 2000    24.44  105.66  39.02
Nov 30 2000    88.89   99.91  37.45

                             SCHEDULE I TO ANNEX A
                             DESIGNEES OF PURCHASER

    Parent and Purchaser have advised the Company that none of the Designees during the past five years, has (i) been convicted in a criminal proceeding (excluding traffic misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

    Parent and Purchaser have advised the Company that none of the individuals listed above (i) is currently a director of, or holds any position with, the Company, (ii) has any familial relationship with any directors or executive officers of the Company and (iii) to the knowledge of Parent and Purchaser, beneficially owns any equity securities (or rights to acquire any such securities) of the Company. The Company has been advised by Parent and Purchaser that, to Parent's and Purchaser's knowledge, none of the Designees has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein, in the
Schedule 14D-9 or in the Schedule TO.

    Set forth below is the name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each Designee. The current business address for each Designee listed below is LW Acquisition Corp., 5 Dedrick Place, West Caldwell, New Jersey 07006.
Telephone: (973) 882-2000. Each such person is a citizen of Japan.

                                                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND MATERIAL
NAME                                     AGE                       POSITIONS HELD DURING THE PAST FIVE YEARS
----                             --------------------       -------------------------------------------------------
Masami Takeiri.................  62                        President and Director of Purchaser; Managing Director &
                                                           Executive Vice President, General Manager of International
                                                           Marketing Group of Ricoh Company, Ltd. from June 2000 to
                                                           Present; Managing Director, General Manager of
                                                           International Marketing Group of Ricoh Company, Ltd. from
                                                           June 1998 to June 2000; Director, General Manager of
                                                           International Marketing Group of Ricoh Company, Ltd. from
                                                           June 1994 to June 1998.

Yukio Mizutani.................  61                        Director, Secretary and Treasurer of Purchaser; Associate
                                                           Director, Deputy General Manager of International
                                                           Marketing Group of Ricoh Company, Ltd. from June 1999 to
                                                           Present; Deputy General Manager of International Marketing
                                                           Group of Ricoh Company, Ltd. from April 1988 to June 1999;
                                                           (General) Manager of Marketing Group, International
                                                           Marketing Office of Ricoh Company, Ltd. from January 1996
                                                           to April 1998, Deputy General Manager of International
                                                           Marketing Group of Ricoh Company, Ltd. from October 1995
                                                           to January 1996.

Takahiro Eida..................  55                        Director of Purchaser; General Manager of International
                                                           Marketing Group of Ricoh Company, Ltd. from April 1998 to
                                                           Present; Deputy General Manager of Marketing Group,
                                                           International Marketing Office of Ricoh Company, Ltd. from
                                                           March 1997 to April 1998; Vice President of Ricoh Europe
                                                           B.V., Groenelaan 3, 1186 AA Amstelveen, The Netherlands
                                                           from August 1994 to March 1997.

                                                                         ANNEX B

[LOGO]

                               November 27, 2000

Board of Directors
Lanier Worldwide, Inc.
2300 Parklake Drive, NE
Atlanta, Georgia 30345

Dear Sirs:

    We understand that Lanier Worldwide, Inc. (the "Company"), Ricoh Company, Ltd. ("Ricoh") and LW Acquisition Corp., a wholly-owned subsidiary of Ricoh ("Merger Subsidiary"), propose to enter into an Agreement and Plan of Merger whereby Ricoh will cause Merger Subsidiary to commence a tender offer to purchase all of the issued and outstanding shares of Company common stock (including the associated rights to purchase shares of the Company's Participating Preferred Stock, $.01 par value, issued pursuant to the Stockholder Protection Rights Agreement, dated as of November 5, 1999, between the Company and Mellon Investor Services, L.L.C., formerly ChaseMellon Shareholder Services, L.L.C., as Rights Agent) at a price of $3.00 per share in cash (the "Consideration"), and, upon the consummation of the tender offer, the Company will merge with Merger Subsidiary and any remaining stockholders of the Company will receive in exchange for each share of Company common stock $3.00 per share in cash (the "Proposed Transaction"). The terms and conditions of the Proposed Transaction are set forth in more detail in the draft of the Agreement and Plan of Merger dated November 22, 2000 (the "Agreement").

    We have been requested by the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders of the Consideration to be received by Company stockholders in the Proposed Transaction.

    In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Agreement dated November 22, 2000, (2) publicly available information concerning the Company which we believe to be relevant to our inquiry, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, (4) a trading history of the Company's common stock from November 1, 1999 to the present and a comparison of that trading history with those of other companies which we deemed relevant,
(5) a comparison of the historical financial results and present financial condition of the Company with those of other companies which we deemed relevant,
(6) a comparison of the financial terms of the Proposed Transaction with the terms of certain other recent transactions which we deemed relevant, and
(7) certain historical data relating to acquisitions of publicly traded companies, including percentage premiums paid in such acquisitions. In addition, we have had discussions with the management of the Company concerning its business,

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operations, assets, present condition and future prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

    We have assumed and relied upon the accuracy and completeness of the financial and other information used by us in arriving at our opinion without independent verification. With respect to the financial projections of the Company, we have assumed that such projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made nor obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

    We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion. We have also performed various investment banking services for the Company in the past and have received customary fees for such services. At present, we are performing investment banking services for the Company in connection with the sale of its Voice Products Business, for which we will receive customary fees. In the ordinary course of our business, we actively trade in the equity securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

    Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Consideration to be received by stockholders of the Company in the Proposed Transaction is fair to the stockholders of the Company.

                                          Very truly yours,
                                          /s/ The Robinson-Humphrey Company, LLC
                                          --------------------------------------

                                          THE ROBINSON-HUMPHREY COMPANY, LLC

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